As filed with the Securities and Exchange Commission on July 14, 1997
                                                    Registration No. ___________
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                    Form S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------

                         SEQUENT COMPUTER SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)


            Oregon                                          93-0826369
 (State or other jurisdiction                            (I.R.S. Employer
       of incorporation)                               Identification Number)

                             15450 S.W. Koll Parkway
                          Beaverton, Oregon 97006-6063
                            Telephone: (503) 626-5700
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                   ----------
                                 ROBERT S. GREGG
        Sr. Vice President-Finance and Legal and Chief Financial Officer
                         Sequent Computer Systems, Inc.
                             15450 S.W. Koll Parkway
                          Beaverton, Oregon 97006-6063
                            Telephone: (503) 626-5700
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                   ----------
                                   Copies to:

     MARGARET HILL NOTO                           JOHN A. FORE
      Stoel Rives LLP                    Wilson Sonsini Goodrich & Rosati
900 SW Fifth Avenue, Suite 2300             Professional Corporation
   Portland, Oregon  97204                     650 Page Mill Road
      (503) 224-3380                       Palo Alto, California 94304
                                                (415) 493-9300

       Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
========================================================================================================
    Title of Each Class            Amount       Proposed Maximum    Proposed Maximum
   of Securities to be             to be      Offering Price per  Aggregate Offering       Amount of
       Registered               Registered(1)      Share (2)           Price (2)        Registration Fee
--------------------------------------------------------------------------------------------------------
Common Stock, par value
  $.01 per share ............  6,037,500 shares       $21.375      $129,051,562.50       $39,106.53
========================================================================================================

(1) Includes 787,500 shares of Common Stock which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices for the Common Stock as reported by the Nasdaq National Market on July 7, 1997 in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

-------------------------------------------------------------------------------
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
-------------------------------------------------------------------------------


PROSPECTUS (Subject to Completion)
Issued July 14, 1997

                                5,250,000 Shares

                                 [SEQUENT LOGO]
                                  COMMON STOCK


  Of the 5,250,000 Shares of Common Stock offered hereby, 4,200,000 Shares are being offered initially in the United States and Canada by the U.S. Underwriters and 1,050,000 Shares are being offered initially outside of the United States and Canada by the International Underwriters. See
      "Underwriters." Of the total 5,250,000 Shares of Common Stock being offered, 4,199,439 Shares are being sold by the Company and 1,050,561
           Shares are being sold by certain Selling Shareholders. See
          "Selling Shareholders." The Company will not receive any of the proceeds from the sale of Shares by the Selling
             Shareholders. The Company's Common Stock is listed on
              the Nasdaq National Market under the symbol "SQNT."
                  On July 11, 1997, the last sale price of the
                     Common Stock as reported on the Nasdaq
                     National Market was $23 3/4 per Share.
                       See "Price Range of Common Stock."

                                   ----------
        THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                          COMMENCING ON PAGE 6 HEREOF.

                                   ----------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------
                             PRICE $_______ A SHARE
                                   ----------


                                          Underwriting
                              Price to    Discounts and      Proceeds to        Proceeds to
                               Public     Commissions (1)    Company (2)    Selling Shareholders
                              --------    ---------------    -----------    --------------------
Per share ...............     $           $                  $                  $
                              ========
Total(3) ................     $           $                  $                  $
                              ========
---------------

     (1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

     (2) Before deducting expenses payable by the Company estimated at $350,000.

     (3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 787,500 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to the Company will be $_______, $_______ and $_______, respectively. See "Underwriters."

                                   ----------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein, and subject to approval of certain legal matters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Underwriters. It is expected that the delivery of the Shares will be made on or about ___________, 1997, at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                                   ----------
MORGAN STANLEY DEAN WITTER
                              COWEN & COMPANY
                                                SOUNDVIEW FINANCIAL GROUP, INC.
                                   ----------

July __, 1997

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, by the Selling Shareholders or by any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make any such offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereby shall under any circumstances imply that the information contained herein is correct as of any date subsequent to the date hereof.


                              --------------------

                                TABLE OF CONTENTS

                                                                            Page

Incorporation of Certain Documents by Reference.............................. 1
Prospectus Summary........................................................... 2
The Company.................................................................. 5
Risk Factors................................................................. 6
Use of Proceeds..............................................................10
Dividend Policy..............................................................10
Price Range of Common Stock..................................................10
Capitalization...............................................................11
Selected Consolidated Financial Data.........................................12
Management's Discussion and Analysis of Financial Condition and Results of
Operations...................................................................14
Business.....................................................................20
Selling Shareholders.........................................................30
Management...................................................................31
Certain United States Tax Consequences to Non-United States Holders..........32
Underwriters.................................................................35
Legal Matters................................................................38
Experts......................................................................38
Available Information........................................................38
                              --------------------

     Sequent(R), Symmetry(R) and DYNIX/ptx(R) are registered trademarks and Parallel STREAMS, NUMA-Q, NTX- 2000 and IQ-Link are trademarks of Sequent Computer Systems, Inc. This Prospectus also refers to trademarks held by other corporations.
                              --------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET.
                              --------------------

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITERS."
                              --------------------

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-15627) pursuant to the Exchange Act are incorporated in this Prospectus by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 29, 1997; and (iii) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under Section 12 of the Exchange Act, including any amendment or report updating such description.

     Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such document (all such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents").

     Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein. Requests for such copies should be directed to Sequent Computer Systems, Inc., 15450 S.W. Koll Parkway, Beaverton, Oregon 97006, Attention: Robert S. Gregg, Sr. Vice President-Finance and Legal and Chief Financial Officer (telephone: (503) 626-5700). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the Incorporated Documents.

                                   ----------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus or incorporated herein by reference. Except as otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. See "Underwriters."

                                   THE COMPANY

     Sequent is a leading provider of high-end scalable data-center-ready open systems solutions for large organizations spanning diverse industries. The Company pioneered the development of large-scale, Intel-based symmetric multiprocessing ("SMP") systems in the 1980s and has installed over 8,000 SMP systems worldwide. In 1996, Sequent was first to market with large-scale cache coherent non-uniform memory access ("CC-NUMA") systems based on Intel's Pentium Pro architecture and designed to run the UNIX operating system. Beginning in 1998, the Company plans to make the Microsoft Windows NT operating system available on its NUMA-Q architecture. The Company's products are used primarily as database servers for large on-line transaction processing ("OLTP") and decision support systems ("DSS")/data warehousing applications built with relational database management system ("RDBMS") software.

     Sequent's business strategy is to provide enterprise-wide systems that enable large organizations to manage and use complex information. Sequent leverages the research and development efforts of industry-standard component suppliers by using their products and applying Sequent's expertise to design and build large, scalable data-center-ready open systems. Through technology and marketing partnerships with industry-leading hardware and software vendors, the Company develops and sells a broad range of offerings that address the needs of large organizations for OLTP and DSS. Sequent sells its products and services worldwide through its direct sales force, through distributors and, increasingly, through arrangements with systems integrators. The Company's consulting and professional services organization helps customers diagnose their information technology problems and develop appropriate solutions based on the Company's offerings. Sequent consultants and professional services personnel provide value-added services both directly to customers and in partnership with systems integrators.

Recent Developments

     The Company's second quarter of fiscal 1997 ended on June 28, 1997. The Company estimates that revenues for the quarter will be in the range of $205 million to $210 million and net income will be in the range of $7.5 million to $8.5 million, representing between $.20 and $.23 per share.

     On July 14, 1997, the Company announced the signing of a master contract with The Boeing Company ("Boeing") for the purchase of NUMA-Q systems and professional services from Sequent over a 12-month period. The Company has received initial purchase orders from Boeing under the contract for $59 million, of which approximately $36 million is expected to be included in revenues for the second quarter of fiscal 1997. The master contract also provides Boeing with options to purchase an additional $46 million of products and services through March 1998.

     The Sequent systems sold and to be sold under the Boeing contract include disk storage subsystems manufactured by EMC Corporation and tape libraries manufactured by Storage Technology Corp. In addition to providing database servers for the project, Sequent is providing architectural design and implementation expertise through its on-site team of professional services consultants. Accordingly, margins on revenues from the Boeing contract are expected to be lower than the Company's overall margin levels during the last year due to the mix of products and services and the size of the contract.

                                  THE OFFERING


U.S. Offering.....................................4,200,000 Shares
International Offering............................1,050,000 Shares
              Total...............................5,250,000 Shares (including
                                                  4,199,439 Shares by the
                                                  Company and 1,050,561 Shares
                                                  by the Selling Shareholders)
Common Stock to be outstanding after the
  offering........................................39,103,000 Shares (1)
Use of proceeds...................................For repayment of debt and general corporate purposes
Nasdaq National Market symbol.....................SQNT

                       SUMMARY CONSOLIDATED FINANCIAL DATA
                      (in thousands, except per share data)

                                              Fiscal Year Ended         Three Months Ended
                                       ------------------------------   ------------------
                                        Dec. 31,   Dec. 30,   Dec. 28,  Mar. 30,  Mar. 29,
                                         1994       1995       1996      1996       1997

Statement of Operations Data:
Revenue:
       Product .....................   $341,504   $395,941   $414,418   $ 81,109   $105,567
       Service .....................    109,319    144,404    180,944     39,636     51,807
                                       --------   --------   --------   --------   --------
                       Total revenue    450,823    540,345    595,362    120,745    157,374
Net income .........................     33,134     35,073      7,771        598        708

Net income per share (2) ...........   $   1.03   $   1.04   $    .23   $    .02   $    .02
Weighted average number of
  common and common equivalent
  shares outstanding (2) ...........     32,028     33,665     34,254     33,616     36,643


                                                           Mar. 29, 1997
                                                  -----------------------------
                                                  Actual         As Adjusted(3)
                                                  ------         --------------
Balance Sheet Data:
Working capital...............................    $178,223       $273,672
Total assets..................................     595,754        669,953
Notes payable (4) ............................      56,198         35,498
Long-term obligations under capital
  leases and debt.............................      14,418         13,968
Shareholders' equity..........................     379,595        475,494

----------------------

(1) Based on the number of shares outstanding as of March 29, 1997. Assumes the conversion of $1 million principal amount of the Company's Convertible Debentures into 63,241 shares of Common Stock by a Selling Shareholder. Excludes an additional 512,190 shares of Common Stock reserved for issuance upon conversion of the Company's Convertible Debentures, 9,666,813 shares of Common Stock reserved for issuance under the Company's stock option and incentive plans (of which options to purchase 8,203,540 shares were outstanding as of March 29, 1997) and 1,273,710 shares reserved for issuance under the Company's Employee Stock Purchase Plan. See Note 8 of "Notes to Consolidated Financial Statements."

(2) For an explanation of the number of shares used to compute net income per share, see Note 1 of "Notes to Consolidated Financial Statements." In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS 128) which requires disclosure of basic earnings per share and diluted earnings per share and is effective for periods ending subsequent to

December 15, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Recent Accounting Pronouncements."

(3) As adjusted to reflect the sale of 4,199,439 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $23 3/4 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) and the application of the estimated net proceeds therefrom and the conversion of $1 million principal amount 11 of the Company's Convertible Debentures into Common Stock by a Selling Shareholder prior to the sale of such shares in the offering. See "Use of Proceeds."

(4) Notes payable at March 29, 1997 excludes $10.3 million of additional borrowings under the Company's revolving line of credit outstanding at June 28, 1997 and the repayment of such additional borrowings with proceeds from the offering. See "Use of Proceeds."

                                   THE COMPANY

     Sequent Computer Systems, Inc. ("Sequent" or the "Company") is a leading provider of high-end scalable data-center-ready open systems solutions for large organizations spanning diverse industries. The Company pioneered the development of large-scale, Intel-based symmetric multiprocessing ("SMP") systems in the 1980s and has installed over 8,000 SMP systems worldwide. In 1996, Sequent was first to market with large-scale cache coherent non-uniform memory access ("CC-NUMA") systems based on Intel's Pentium Pro architecture and designed to run the UNIX operating system. Beginning in 1998, the Company plans to make the Microsoft Windows NT operating system available on its NUMA-Q architecture. The Company's products are used primarily as database servers for large on-line transaction processing ("OLTP") and decision support systems ("DSS")/data warehousing applications built with relational database management system ("RDBMS") software.

     The success of large organizations in today's competitive markets is largely dependent on their ability to identify and respond to changing business conditions. Such organizations need to rapidly collect, organize, analyze, process and store data throughout the enterprise to make effective business decisions. The strategic use of information technology ("IT") is often critical to creating and maintaining large centers of corporate data and effectively manipulating it to gain competitive advantage. However, deploying enterprise-wide data-center systems solutions is complex and often presents a major challenge to corporate IT organizations, especially because of several overlapping industry trends that have continually defined the market for such systems.

     Sequent's business strategy is to provide data-center-ready, enterprise-wide systems that enable large organizations to manage and use complex information. Sequent leverages the research and development efforts and expenditures of industry-standard component suppliers by using their products and applying its own expertise to design and build large, scalable data-center-ready open systems.

     Sequent sells its products and services worldwide through its direct sales force, through distributors and, increasingly, through arrangements with systems integrators. Sequent's direct sales efforts are focused on large organizations with the goal of establishing and maintaining long-term "major account" relationships. The Company maintains strategic relationships with leading hardware and software providers that enable it to deliver complete mission-critical IT solutions to its customers.

     Sequent has enhanced its competitive position by providing consulting and professional services to help large organizations identify complex IT problems and develop solutions that combine Sequent's products with those of its RDBMS partners and other open systems hardware and software providers. The Company's high-end professional services capability has enabled Sequent to shift the focus of its business from selling systems to offering solutions that combine systems and services. Sequent's solution-oriented expertise is geared to RDBMS-based offerings in three basic categories: custom OLTP; packaged business solutions (financial, manufacturing and human resources applications); and large DSS/data warehousing applications. Over the past five years, the knowledge and expertise of Sequent's professional services organization have become key differentiators for the Company, enabling Sequent to win a growing number of projects where the sale of large systems follows or accompanies the sale of significant professional services.

     During 1996, Sequent made substantial investments in the continuing development of its NUMA-Q technology and the expansion of its direct sales and professional services organizations. From December 1995 to December 1996, the Company increased the number of major account executives in its direct sales organization by 54%, and increased the number of consultants in its professional services organization by 38%. In late 1996, the Company shipped its first NUMA-Q 2000 systems.

     The Company was incorporated in Delaware in January 1983 and was reincorporated in Oregon in December 1988. Unless the context otherwise requires, references in this Prospectus to the "Company" or "Sequent" refer to the prior Delaware corporation and the current Oregon corporation and its subsidiaries. The Company's principal executive offices are located at 15450 S.W. Koll Parkway, Beaverton, Oregon 97006, and its telephone number at that location is (503) 626-5700.

                                  RISK FACTORS

     In addition to the other information in this Prospectus and in the documents incorporated by reference herein, the following Risk Factors should be carefully considered in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus. The sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in this Prospectus contain forward- looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of the Risk Factors set forth below and elsewhere in this Prospectus.

     Fluctuations in Quarterly Results. The Company's results of operations have fluctuated significantly from period to period, including on a quarterly basis. The Company has historically experienced strong fourth-quarter orders and revenue and relatively weak first-quarter orders and revenue from customers. A significant portion of the Company's products are shipped in the quarter in which the orders are received. The Company's backlog has historically been relatively small and is not necessarily indicative of future sales levels. As is the case with many high technology companies, a disproportionately large percentage of a quarter's total sales occur in the last month and weeks and days of such quarter. The Company's quarterly sales and operating results, therefore, depend in large part on the volume and timing of orders received during the quarter, which are difficult to forecast. Accordingly, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, any significant shortfall of demand for the Company's products and services in relation to the Company's expectations could have an immediate material adverse effect on the Company's business, operating results and financial condition. Further, as the Company's sales to major accounts continue to increase, the Company expects that a limited number of large sales may account for a more significant portion of revenue in some quarters, creating greater exposure to possible fluctuations in revenue. In addition, larger orders typically involve substantially longer selling cycles, which makes quarterly forecasts of sales more difficult.

     The Company may experience significant fluctuations in future quarterly operating results that may be caused by many factors, including demand for the Company's products, introduction or enhancement of products by the Company or its competitors, market acceptance of new products (including its NUMA-Q products), the timing of sales to large accounts, pricing pressures, the mix of products sold and the mix between product and service revenue, lengthy sales cycles, capital spending levels by customers, shipment interruptions due to quality problems and general economic conditions. Because of all of the foregoing factors, it is possible that in some future quarters the Company's operating results will be below the expectations of securities analysts or investors. In such event, the market price of the Company's Common Stock could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business - Sales and Distribution."

     Recent Introduction of NUMA-Q; Product Concentration. During 1996, the Company made significant investments in the continuing development of its NUMA-Q products and the expansion of its sales organization to market this new product line. Shipments of NUMA-Q products began in late 1996, and from late 1996 through the second quarter of 1997 the Company sold approximately 240 NUMA-Q systems. By the second quarter of 1997, a majority of the Company's sales were from NUMA-Q products, and the Company expects to become increasingly dependent on revenue from sales of these products. Accordingly, broad customer acceptance of NUMA-Q products is critical to the Company's success. NUMA-Q is a new architecture that has not yet been widely implemented and has not yet gained widespread customer acceptance. Because the Company has only recently begun shipping NUMA-Q products, there can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in NUMA-Q products, or, if discovered, such errors will be successfully corrected in a timely and cost-effective manner. The Company's business, operating results and financial condition could be materially adversely affected if NUMA-Q products fail to gain customer acceptance, sales of these products are lower than anticipated by the Company, competitive products are introduced or significant hardware or software errors are found in these systems. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     Competition. The computer business is intensely competitive. The Company competes with a number of companies that have considerably greater financial, marketing, technical and operating resources. The Company competes with, among others, Hewlett-Packard Company ("Hewlett-Packard"), Digital Equipment Corporation ("DEC"), International Business Machines Corporation ("IBM") and Sun Microsystems, Inc. ("Sun"), which have large installed customer bases in many of the markets addressed by the Company. All of these companies offer products that compete with Sequent's products. Silicon Graphics, Inc. ("SGI") and Data General Corporation ("Data General") have already introduced products based on CC-NUMA technology and other companies are believed to be developing products based on CC-NUMA technology. Most also have large professional services organizations and alliances with many hardware and software vendors with which Sequent has strategic relationships. No assurances can be given that the Company will have the financial resources, marketing, distribution and service organizations, technical capabilities or depth of key personnel necessary to compete successfully in the future. See "Business - Competition."

     Product Development. The computer industry is subject to rapid and significant technological change and frequent introductions of new competitive products. To remain competitive, the Company will be required to continue to invest substantially in research and development, enhance its existing products (including its NUMA-Q products), introduce new competitive products and maintain price/performance advantages in its selected markets. There can be no assurance that it will be able to respond adequately to unexpected technological changes in its markets or that future products will be successful.

     Strategic Relationships. The Company has developed strategic relationships with leading hardware and software providers and is engaged in joint research and product development and marketing arrangements with these companies. The Company's ability to enhance its existing NUMA-Q products and develop new products is significantly dependent on maintaining and strengthening the Company's relationships with these companies, particularly with Intel Corporation ("Intel"), Microsoft Corporation ("Microsoft") and Oracle Corporation ("Oracle"). Many of these hardware and software vendors also have significant development and marketing relationships with the Company's competitors. The Company plans to continue its strategy of developing technology and marketing relationships with these and other leading hardware and software vendors. There can be no assurance that the Company will be successful in its ongoing strategic relationships or that the Company will be able to find additional suitable business relationships as it develops new products. Any failure to continue or expand such relationships could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company's strategic partners, most of which have significantly greater financial and marketing resources than the Company, will not develop and market products in competition with the Company in the future, discontinue their relationships with the Company or form or strengthen arrangements with the Company's competitors. See "Business - Platform Overview" and "- Strategic Relationships with Leading Vendors."

     Supply of Components. Certain components used by the Company, including Intel microprocessors, custom VLSI gate arrays and intelligent high-speed data switches (IQ-Link), are only available from single sources. The Company attempts to reduce the risk of supply interruption through greater inventory positions in sole-source components. Other components, such as memory chips, have occasionally been in short supply throughout the industry. Failure to obtain sole-source or other parts and components in adequate quantities on a timely basis could increase costs or delay shipments and have an adverse effect on the Company's revenues and net income. The adverse effect of a supplier's failure to meet Sequent's requirements may be intensified by the fact that a large portion of orders are received, and the products shipped, at the end of a quarter. See "Business - Manufacturing."

     Capitalization of Software Development Costs. The Company has made and continues to make significant investments in software development. The amount of expenditures that qualify for capitalization under Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" may vary from period to period as software projects progress through the development life- cycle. These variations could impact the Company's operating results in any given period. Unamortized software development costs were approximately $61.8 million at March 29, 1997. If technological developments or other factors were to jeopardize the realizability of such assets, the Company could be required to write off all or a substantial portion of such capitalized values, which could have a material adverse effect on the Company's results of operations for the period in which the write-off occurs. See "Management's Discussion of Financial Condition and Results of Operations" and Note 1 of "Notes to Consolidated Financial Statements."

     Inventory Obsolescence; Prepaid Licenses. The Company expects sales of Symmetry products to continue to decline as NUMA-Q products gain market acceptance. At March 29, 1997, the Company's balance sheet reflected approximately $47 million of Symmetry inventory net of reserves. The Company expects to increase the reserves for the period ended June 28, 1997. Based upon current sales forecasts, the Company expects that substantially all of the Symmetry inventory will be sold and that no significant write-offs in excess of reserves will be required. However, if Symmetry sales decline more rapidly than expected, write-offs of the Symmetry inventory could be required, which could have a material adverse effect on the Company's results of operations. The Company has entered into agreements with various software vendors under which the Company has prepaid licenses and royalties for software to be sold by the Company. Prepaid licenses and royalties were approximately $29 million at March 29, 1997. Such prepaid amounts are generally realized by charging cost of products sold for software sales by the Company. The Company's ability to realize these prepaid amounts is contingent on customer demand for the software and sales of the software to Sequent's customers. Management presently believes that software sales will be sufficient to recover the prepaid amount. However, no assurance can be made that such prepaid amounts will be realized. See "Risk Factors - Recent Introduction of NUMA-Q; Product Concentration."

     Uncertain Protection of Intellectual Property. The Company's success and ability to compete is dependent in part upon its internally developed technology. While the Company relies on patent, trademark, trade secret and copyright law to protect its technology, the Company believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. The Company generally enters into confidentiality or license agreements with its employees, consultants and vendors and generally seeks to control access to and distribution of its proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, or to develop similar technology independently. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that such confidentiality and license agreements will be enforceable.

     Periodically, the Company has received, and may receive in the future, notices of claims of infringement of other parties' proprietary rights. Although the Company does not believe that its products infringe the proprietary rights of any third parties, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company or that any such assertions or prosecutions (including the costs of litigation) will not materially adversely affect the Company's business, operating results and financial condition. If any claims or actions are asserted against the Company, the Company may seek to license a third party's intellectual property rights. There can be no assurance, however, that under such circumstances, a license would be available on reasonable terms or at all. See "Business Patents and Licenses."

     Availability of Key Personnel; Expansion of Sales Force. The Company's continued growth depends upon its ability to attract, integrate and retain qualified management, technical and sales and support personnel for its operations. During 1996 and the first quarter of 1997, the Company significantly expanded its sales force, from 174 sales personnel as of December 31, 1995 to 255 sales personnel as of March 29, 1997. A significant portion of the Company's sales force at March 29, 1997 had been employed by the Company for less than one year. Competition for such personnel is intense, and the Company may find it difficult to attract such personnel in a timely and efficient manner or to retain and integrate such personnel. This competition could adversely affect the Company's ability to expand and manage its sales force to sell its NUMA-Q products and professional services to large accounts and to develop marketing relationships with large systems integrators. See "Business - Consulting and Professional Services" and "- Sales and Distribution."

     Manufacturing Risks. The Company's products are designed and manufactured for high reliability. If flaws in design, production, assembly or testing occur on the part of Sequent or its suppliers, Sequent may experience a rate of failure in its products that results in substantial repair or replacement costs and potential damage to its reputation. There can be no assurance that Sequent's efforts to monitor, develop and implement appropriate test and manufacturing processes for its products will be sufficient to permit Sequent to avoid a rate of failure in its products that results in substantial delays in shipment, significant repair or replacement costs and potential damage to Sequent's reputation, any of which could have a material adverse effect on Sequent's business, operating results and financial condition. See "Business - Manufacturing."

     International Operations. The Company derived 55% of its total revenues from foreign customers in the year ended December 28, 1996, a substantial portion of which was denominated in currencies other than U.S. dollars. Most of the Company's international sales are in Europe. International operations are subject to various risks, including exposure to currency fluctuations, the greater difficulty of administering business abroad and the need to comply with a wide variety of international and United States export laws and regulatory requirements. See "Business - Sales and Distribution."

     Volatility of Stock Prices. There has been a history of significant volatility in the market prices of the Common Stock of electronics companies, including that of the Company, and it is likely that the market price of the Company's Common Stock will continue to be subject to significant fluctuations. Factors such as the timing and market acceptance of new product introductions by the Company, the introduction of new products by the Company's competitors, variations in quarterly operating results, changes in securities analysts' recommendations regarding the Company's Common Stock, developments in the electronics industry and general economic conditions may have a significant impact on the market price of the Company's Common Stock. In addition, the equity markets in recent years have experienced significant price and volume fluctuations that have affected the market prices of technology companies and that have often been unrelated to the operating performance of such companies. See "Price Range of Common Stock."

                                 USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 4,199,439 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $23 3/4 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company) are estimated to be approximately $94.9 million ($112.8 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

     The purpose of the offering by the Company is to obtain additional capital to fund the growth of the Company. The Company intends to use approximately $31 million of the net proceeds to repay borrowings under its revolving credit agreement with a bank. Such revolving line of credit is unsecured, bears interest either (i) at the prime rate or (ii) at the option of the Company, at one month LIBOR plus (a) 1.25% per annum with respect to borrowings up to $30.0 million and (b) 1.50% per annum with respect to borrowings in excess of $30.0 million (7.2% as of June 28, 1997) and extends through May 29, 1998. At June 28, 1997, $30.8 million was outstanding under the line of credit. The Company intends to use the balance of the net proceeds for general corporate purposes, including working capital, product development and capital expenditures. A portion of the net proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. The Company has no current plans, agreements or commitments with respect to any such acquisition or investment, and the Company is not currently engaged in any negotiations with respect to any such transaction. Pending such uses, the net proceeds will be invested in investment grade, short-term, interest-bearing securities and the Company may use a portion of the net proceeds from the offering to collateralize its proposed facilities financing transactions. See "Business - Facilities."

                                 DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock, and does not anticipate paying cash dividends in the foreseeable future. In addition, the Company's bank line of credit agreement and the agreements relating to the Company's Convertible Debentures prohibit payment of dividends without the lenders' consent.

                           PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "SQNT." The following table sets forth, for the periods indicated, the high and low closing sale prices for the Common Stock as reported by the Nasdaq National Market:

                                                            High        Low
                                                            ----        ---
Fiscal 1995:
     First Quarter...................................     $ 20 5/8    $ 15 9/16
     Second Quarter..................................       18 5/8      14 7/16
     Third Quarter...................................       25 1/4      17 7/8
     Fourth Quarter..................................       19 1/2      14 3/8
Fiscal 1996:
     First Quarter...................................       14 7/8      10 5/16
     Second Quarter..................................       14 7/8      11 7/8
     Third Quarter...................................       13 7/8      10 7/8
     Fourth Quarter..................................       18 1/4      12 1/2
Fiscal 1997:
     First Quarter...................................       20          14 1/2
     Second Quarter..................................       21 5/8      14 3/4
     Third Quarter (through July 11, 1997)...........       23 3/4      20 7/8


     On July 11, 1997, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $23 3/4 per share. At March 29, 1997, the Company had approximately 1,044 holders of record of the Common Stock.

                                 CAPITALIZATION

     The following table sets forth the cash and cash equivalents, notes payable and capitalization of the Company as of March 29, 1997, and as adjusted to reflect the sale of 4,199,439 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $23 3/4 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company) and the application of the net proceeds therefrom, and the conversion of $1 million principal amount of Convertible Debentures into 63,241 shares of Common Stock by a Selling Shareholder.


                                                                       Mar. 29, 1997
                                                             ------------------------------
                                                                   Actual     As Adjusted
                                                                  --------   -------------
                                                             (in thousands, except share data)

Cash and cash equivalents .....................................   $  35,941    $ 110,140
                                                                  =========    =========
Notes payable (1) .............................................      56,198       35,498
                                                                  =========    =========
Long-term obligations under capital leases
     and debt including current portion  ......................      23,396       22,396
Shareholders' equity:
     Preferred Stock, 5,000,000 shares authorized; 1,500,000
       shares of Series A Convertible authorized; no shares
       outstanding ............................................         --           --
     Common Stock, $.01 par value, 100,000,000 shares
       authorized; 34,840,000 shares outstanding; 39,103,000
       shares outstanding as adjusted (2) .....................         348          391
     Paid-in capital ..........................................     322,458      418,314
     Retained earnings ........................................      61,423       61,423
     Foreign currency translation adjustment ..................      (4,634)      (4,634)
                                                                  ---------    ---------
                  Total shareholders' equity ..................     379,595      475,494
                                                                  ---------    ---------
                     Total capitalization .....................   $ 402,991    $ 497,890
                                                                  =========    =========
------------------

(1) Notes payable at March 29, 1997 excludes $10.3 million of additional borrowings under the Company's revolving line of credit outstanding at June 28, 1997 and the repayment of such additional borrowings. See "Use of Proceeds."

(2) Shares outstanding exclude 512,190 shares of Common Stock reserved for issuance upon conversion of the Company's Convertible Debentures that will not be converted in connection with the offering, 9,666,813 shares of Common Stock reserved for issuance under the Company's stock option and incentive plans (of which options to purchase 8,203,540 shares were outstanding as of March 29, 1997), and 1,273,710 shares of Common Stock reserved for future issuance under the Company's Employee Stock Purchase Plan. See Note 8 of "Notes to Consolidated Financial Statements."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated statement of operations data and balance sheet data for the Company. The statement of operations data for each of the five fiscal years ended December 28, 1996, and the related balance sheet data are derived from the Company's consolidated financial statements, which have been audited by Price Waterhouse LLP, independent accountants. The selected consolidated financial data shown below as of and for the three months ended March 30, 1996 and March 29, 1997 have been derived from the unaudited consolidated financial statements of the Company which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of such interim periods. The selected historical consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company included in this Prospectus. The results for the three months ended March 29, 1997 are not necessarily indicative of results that may be expected for the full year.



                                                               Fiscal Year Ended                            Three Months Ended
                                        --------------------------------------------------------------   ------------------------
                                          Jan. 2,      Jan. 1,      Dec. 31,     Dec. 30,     Dec. 28,      Mar. 30,     Mar. 29,
                                           1993         1994         1994         1995         1996          1996         1997
                                        ----------   ----------   ----------   ----------   ----------   ----------   -----------
                                                                  (in thousands, except per share data)
Statement of Operations Data:
Revenue:
  Product ...........................   $ 252,093    $ 280,579    $ 341,504    $ 395,941    $ 414,418    $  81,109    $ 105,567
                                        ---------    ---------    ---------    ---------    ---------    ---------    ---------
  Service ...........................      55,181       73,227      109,319      144,404      180,944       39,636       51,807
                                        ---------    ---------    ---------    ---------    ---------    ---------    ---------
    Total revenue ...................     307,274      353,806      450,823      540,345      595,362      120,745      157,374
                                        ---------    ---------    ---------    ---------    ---------    ---------    ---------
Costs and expenses:
  Cost of products sold .............     109,780      133,294      164,991      188,232      197,702       38,653       50,455
  Cost of service revenue ...........      39,845       49,988       77,238      107,721      139,983       30,611       38,799
  Research and development ..........      28,125       28,944       35,047       40,923       53,733       12,262       15,442
  Selling, general and administrative     108,974      122,537      134,070      154,950      191,069       38,245       50,250
  Restructuring charges .............        --         22,307         --           --           --           --           --
                                        ---------    ---------    ---------    ---------    ---------    ---------    ---------
    Total costs and expenses ........     286,724      357,070      411,346      491,826      582,487      119,771      154,946
                                        ---------    ---------    ---------    ---------    ---------    ---------    ---------
Operating income (loss) .............      20,550       (3,264)      39,477       48,519       12,875          974        2,428
Interest income (expense), net ......      (3,735)      (1,655)      (1,172)       1,133         (180)         213       (1,250)
Other income (expense), net .........        (931)      (1,412)         495       (2,325)      (2,019)        (363)        (142)
                                        ---------    ---------    ---------    ---------    ---------    ---------    ---------
Income (loss) before provision
  for income taxes ..................      15,884       (6,331)      38,800       47,327       10,676          824        1,036
Provision for income taxes ..........       1,451        1,193        5,666       12,254        2,905          226          328
                                        ---------    ---------    ---------    ---------    ---------    ---------    ---------
Net income (loss) ...................   $  14,433    $  (7,524)   $  33,134    $  35,073    $   7,771    $     598    $     708
                                        =========    =========    =========    =========    =========    =========    =========

  Net income (loss) per share (1) ...   $     .55    $   (5.26)   $    1.03    $    1.04    $     .23    $     .02    $     .02
                                        =========    =========    =========    =========    =========    =========    =========
  Weighted average number of common
    and common equivalent shares
    outstanding (1) .................      26,120       29,335       32,028       33,665       34,254       33,616       36,643







                                        Jan. 2,       Jan. 1,      Dec. 31,      Dec. 30,     Dec. 28,     Mar. 29,
                                         1993          1994         1994          1995         1996          1997
                                       ----------    ----------   ----------   ----------   ----------     --------
                                                                           (in thousands)
Balance Sheet Data:
Working capital......................   $ 86,914      $134,156     $168,468      $214,749     $183,428     $178,223
Total assets.........................    278,759       375,424      435,977       503,923      612,009      595,754
Notes payable........................     28,645        32,279       59,437        41,146       59,925       56,198
Long-term obligations under capital
 leases and debt.....................     24,034        10,906       10,341         9,106       16,503       14,418
Shareholders' equity.................    172,502       243,488      291,195       353,188      374,809      379,595

---------------------------------

(1) For an explanation of the number of shares used to compute net income per share, see Note 1 of "Notes to Consolidated Financial Statements." In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS 128) which requires disclosure of basic earnings per share and diluted earnings per share and is effective for periods ending subsequent to December 15, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Recent Accounting Pronouncements."

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     In addition to the other information in this Prospectus and in the documents incorporated by reference herein, the following discussion should be carefully considered in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus. The sections entitled "Risk Factors" and "Business" in this Prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of the factors set forth below and elsewhere in this Prospectus.

Recent Developments

     The Company's second quarter of fiscal 1997 ended on June 28, 1997. The Company estimates that revenues for the quarter will be in the range of $205 million to $210 million and net income will be in the range of $7.5 million to $8.5 million, representing between $.20 and $.23 per share.

     On July 14, 1997, the Company announced the signing of a master contract with The Boeing Company ("Boeing") for the purchase of NUMA-Q systems and professional services from Sequent over a 12-month period. The Company has received initial purchase orders from Boeing under the contract for $59 million, of which approximately $36 million is expected to be included in revenues for the second quarter of fiscal 1997. The master contract also provides Boeing with options to purchase an additional $46 million of products and services through March 1998.

     The Sequent systems sold and to be sold under the Boeing contract include disk storage subsystems manufactured by EMC Corporation and tape libraries manufactured by Storage Technology Corp. In addition to providing database servers for the project, Sequent is providing architectural design and implementation expertise through its on-site team of professional services consultants. Accordingly, margins on revenues from the Boeing contract are expected to be lower than the Company's overall margin levels during the last year due to the mix of products and services and the size of the contract.

Results of Operations

Year Ended 1996 Compared with Year Ended 1995
and Year Ended 1995 Compared with Year Ended 1994

     Overview. Total revenue was $595.4 million in 1996 compared to $540.3 million in 1995 and $450.8 million in 1994. The Company recorded net income in 1996 of $7.8 million, compared to $35.1 million in 1995 and $33.1 million in 1994. The Company's total revenue for 1996 represented a 10% increase over 1995 and is attributed to significant increases in customer and professional service revenues in 1996 over 1995. The Company's service revenue increased 25% in 1996 over 1995 as a result of a growing number of customer installation bases and related service contracts, as well as an increase in the number of project-based sales. The decrease in net income in 1996 compared to 1995 was the result of the heavy investment made in 1996 to bring the next-generation NUMA-Q product to market in December 1996 and expand the sales and professional services organizations to leverage the capability of the new technology.

     The following table sets forth certain operating data as a percentage of total revenue:


                                                           Fiscal Year Ended
                                                  -----------------------------------
                                                  Dec. 31,     Dec. 30,     Dec. 28,
                                                    1994         1995         1996
                                                  ---------    --------    ----------
Revenue:
  End-user products ............................      70.6%       69.4%       68.5%
  OEM products .................................       5.1         3.9         1.1
  Service ......................................      24.3        26.7        30.4
                                                 ---------    --------    --------
     Total revenue..............................     100.0       100.0       100.0
Cost of products and service ...................      53.7        54.8        56.7
                                                 ---------    --------    --------
Gross profit...... .............................      46.3        45.2        43.3
Operating expenses:
   Research and development.....................       7.8         7.5         9.0
   Selling, general and administrative..........      29.7        28.7        32.1
                                                 ---------    --------    --------
     Total operating expenses...................      37.5        36.2        41.1
                                                 ---------    --------    --------
Operating income ...............................       8.8         9.0         2.2
Interest income (expense), net .................      (0.3)        0.2         0.0
Other income (expense), net ....................       0.1        (0.4)       (0.4)
                                                 ---------    --------    --------
Income before provision for income taxes........       8.6         8.8         1.8
Provision for income taxes .....................       1.3         2.3         0.5
                                                 ---------    --------    --------
Net income .....................................       7.3%        6.5%        1.3%
                                                 =========    ========    ========

     Revenue. End-user product revenue increased $32.8 million, or 9%, from 1995 to 1996 and $56.7 million, or 18%, from 1994 to 1995. These increases were primarily in the Company's North American and Asia-Pacific geographic regions. The revenue growth rate from 1995 to 1996 was impacted by the Company's product transition from its Symmetry line to its next-generation NUMA-Q systems, especially in the second half of 1996. Despite the ongoing demand for Symmetry systems that are binary compatible with the NUMA-Q technology, the awareness of the pending release of the new product adversely affected Symmetry sales during 1996. Volume shipments of NUMA-Q began late in the fourth quarter of 1996.

     As anticipated, total OEM revenue continued to decline in 1996 compared to 1995 and 1994 due to decreases in revenue from Unisys. Total OEM revenue in 1996 and 1995 was $6.5 million and $20.9 million, respectively, compared to $23.1 million in 1994.

     During 1996 and 1995, the Company's customer and professional service revenue continued to increase in dollar amount and as a percentage of total revenue primarily due to the growth in customer installation bases and associated customer service/maintenance contracts, as well as a focus on selling more solutions.

     The Company has continued to benefit from its significant investment in developing worldwide sales and distribution channels. International revenue as a percentage of total revenue was 55% in 1996 and 1995, increasing from 48% in 1994. The majority of the international revenue was from Europe (particularly the United Kingdom), with the balance coming from Asia-Pacific and Canada.

     Cost of Sales.

                                                                           Fiscal Year Ended
                                                                  -----------------------------------
                                                                  Dec. 31,    Dec. 30,     Dec. 28,
                                                                    1994        1995         1996
                                                                  --------    ---------   -----------
Cost of products sold as a percentage of product revenue......      48%          48%         48%
Cost of service as a percentage of service revenue............       71          75          77
Total cost of sales as a percentage of total revenue..........       54          55          57

     The factors influencing gross margins in a given period include unit volumes (which affect economies of scale), product configuration mix, changes in component and manufacturing costs, product pricing and the mix between product and service revenue.

     Total cost of sales as a percentage of total revenue increased both in 1996 and 1995 primarily due to lower margin service increasing as a percentage of total revenue. As planned, the Company invested in expanding its professional service organization, which has contributed to the overall increase of cost of service as a percentage of service revenue. The Company increased headcount in its professional service organization by approximately 38% in 1996.

     Research and Development.

     (dollars in millions)                                                 Fiscal Year Ended
                                                                  -----------------------------------
                                                                  Dec. 31,    Dec. 30,     Dec. 28,
                                                                    1994        1995         1996
                                                                  --------    ---------   -----------
Research and development expense..............................       $35.0        $40.9       $53.7
As a percentage of total revenue..............................           8%           8%          9%
Software costs capitalized....................................       $19.1        $23.4       $34.2

     Research and development expense increased 31% in 1996 compared to 1995 and 17% in 1995 compared to 1994. The Company continued to invest significantly in its new NUMA-Q architecture and software development, in addition to ongoing enhancements to existing products. Consistent with management's plans, the NUMA-Q products began shipping in the Company's fourth quarter of 1996. Research and development costs as a percentage of total revenue were approximately 9% in 1996, compared to 8% for 1995 and 1994. Management intends to make significant investments during 1997 as it continues to enhance its NUMA-Q product line.

     Capitalized software amortization was approximately $20.0 million, $16.6 million and $12.8 million in 1996, 1995 and 1994, respectively. The Company has continued to increase its focus on software design for computing solutions and its next-generation products, resulting in greater investments in software development and products.

         Selling, General and Administrative.

         (dollars in millions)                                             Fiscal Year Ended
                                                                  -----------------------------------
                                                                  Dec. 31,    Dec. 30,     Dec. 28,
                                                                    1994        1995         1996
                                                                  --------    ---------   -----------
Selling, general and administrative...........................      $134.1       $155.0      $191.1
As a percentage of total revenue..............................          30%          29%         32%

     The Company's selling, general and administrative costs increased both in dollars and as a percentage of revenue in 1996, as the Company made significant investments in its worldwide sales force for successful delivery of NUMA-Q at the end of 1996. During the year, the Company increased the number of major account executives by 54% worldwide.

     Interest and Other, Net.

     (dollars in millions)                                                  Fiscal Year Ended
                                                                  --------------------------------------
                                                                  Dec. 31,     Dec. 30,       Dec. 28,
                                                                    1994         1995           1996
                                                                  --------    ----------    ------------
Interest income...............................................        $3.5          $5.3         $3.0
Interest expense..............................................        $4.7          $4.2         $3.2
Other income (expense), net...................................        $0.5         $(2.3)       $(2.0)

     Interest income is primarily generated from restricted deposits held at foreign and domestic banks, short-term investments and cash and cash equivalents. Interest expense includes costs related to convertible debentures, foreign currency hedging loans, interim short-term borrowings and capital lease obligations.

     Other expense consists primarily of net gains and losses on sales of assets and discount on sale of receivables.

     Income Taxes. The Company provided $2.9 million for income taxes in 1996 on a net profit before tax of $10.7 million. The difference between the statutory rate and the effective tax rate is principally due to the benefit from the Company's foreign sales corporation. The 1996 effective tax rate of 27.2% compares to effective rates of 25.9% in 1995 and 14.6% in 1994.

Three Months Ended March 29, 1997
Compared with Three Months Ended March 30, 1996

     Overview. Total revenue was $157.4 million in the first quarter of 1997 compared to $120.7 million in the first quarter of 1996. Net income was $0.7 million in the first quarter of 1997 compared to $0.6 million in the first quarter of 1996. Factors contributing to the 30% increase in total revenue in the first quarter of 1997 compared to the same period in 1996 included sales from the Company's new NUMA-Q 2000 product line and an overall increase in the number and size of new projects. Net income was roughly flat in the first quarter of 1997 compared to the first quarter in 1996 and is attributed to continued significant levels of R&D and SG&A spending as a percentage of revenue. The expenses reflect the increase in sales and professional service headcount in 1996 as well as continued investment in research and development and other expenses related to the worldwide rollout of the Company's new product line, NUMA-Q 2000.

     The following table sets forth certain operating data as a percentage of total revenue:


                                                    Three months ended
                                              ------------------------------
                                                Mar. 30,            Mar. 29,
                                                    1996                1997
                                              ----------           ---------
Revenue:
     End-user products.......................     63.1%               64.5%
     OEM products............................      4.1                 2.6
     Service.................................     32.8                 32.9
                                              --------             -------
        Total revenue........................    100.0               100.0
Cost of products and service.................     57.4                56.7
                                              --------             -------
Gross profit.................................     42.6                43.3
Operating expenses:
     Research and development................     10.2                 9.8
     Selling, general and administrative.....     31.6                32.0
                                              --------             -------
        Total operating expenses.............     41.8                41.8
                                              --------             -------
Operating income.............................      0.8                 1.5
Interest income (expense), net...............      0.2                (0.8)
Other income (expense), net..................     (0.3)               (0.1)
                                              --------             -------
Income before provision for income taxes.....      0.7                 0.6
Provision for income taxes...................      0.2                 0.2
                                              --------             -------
Net income...................................      0.5%                0.4%
                                              ========             =======


     Revenue. The Company's product sales increased significantly in the first quarter of 1997 over the same period in 1996. Factors contributing to this increase include continued year-to-year growth in the number and size of projects, as well as a strong demand for the Company's new NUMA-Q product line, which was formally introduced in February 1997. Sales of NUMA-Q products represented 34% of total product revenue in the first quarter of 1997. Strong growth in the number and size of project sales which included services contributed to the 31% increase in service revenue in the first quarter of 1997 compared to the same period in 1996. The Company has continued to see growth in its foreign operations. International revenue was $79.7 million in the first quarter of 1997 compared to $64.0 million in the first quarter of 1996. The majority of this increase is from operations in the United Kingdom. As expected, OEM revenue has continued to decline as a percentage of total revenue as the Company has focused its investment into its direct sales organization and indirect channels other than OEM partners.

     Cost of Sales. The Company's overall product gross margins were approximately 52% for the first quarter of 1997 as well as the first quarter of 1996. Included in product margins in the first quarter of 1997 were favorable margins from sales of the Company's new NUMA-Q product line. These margins were partially offset by lower margin sales of the Company's Symmetry products. The Company's service gross margins increased slightly in the first quarter of 1997 over the same period in 1996. Factors contributing to the increase included pricing and mix of service offerings between customer and professional service, as well as overall growth in service revenue. The Company expanded its professional services organization significantly during 1996 which has contributed to the increase in cost of service revenue in the first quarter of 1997 over the same period in 1996. The Company increased its professional services headcount by approximately 23% since the first quarter in 1996. Professional service revenue increased approximately 33% in the first quarter of 1997 compared to the same period in 1996.

     Research and Development. Consistent with management's plans, the Company has continued to invest significantly in its new NUMA-Q architecture and software development, as well as ongoing enhancements to existing products. Research and development expense as a percentage of total revenue was 10% in both the first quarter of 1997 and 1996, compared to 9% for the fiscal year 1996 and 8% for 1995. The Company intends to continue with substantial investments over the remainder of 1997 to enhance its new NUMA-Q 2000 product line which was first shipped to customers in late 1996.

     Selling, General and Administrative. Selling, general and administrative expenses were $50.2 million and $38.2 million for the three months ended March 29, 1997 and March 30, 1996, respectively. This increase is the result of investments made by the Company for the worldwide rollout of its new NUMA-Q product line, which was first shipped to customers in late 1996. In 1996, the Company expanded its sales organization through significant increases in headcount. At March 29, 1997, the number of sales executives was approximately 250 compared to 194 at March 30, 1996. As a percentage of revenue, selling, general and administrative expenses have remained relatively flat compared to the first quarter of 1996.

     Interest and Other, Net. Interest income is primarily generated from restricted deposits held at foreign and domestic banks, short-term investments and cash and cash equivalents. Interest expense includes costs related to convertible debentures, foreign currency hedging loans, interim short-term borrowing and capital lease obligations. Interest income and expense for the first quarter of 1997 was $0.7 million and $1.9 million respectively, and $0.9 million and $0.7 million for the same period in 1996. The Company's use of funds for its continued investment in its new NUMA-Q product line is a factor in the increase in interest expense in the first quarter of 1997 over the same period in 1996.

     Other expense consists primarily of net gains and losses on sale of assets and discount on sale of receivables.

     Income Taxes. The provision for income taxes includes benefits related to the Company's foreign sales corporation and the utilization of available domestic and foreign tax attributes carried forward from prior years. The effective tax rate for the first quarter of 1997 was 32%, compared to 27% for the corresponding period in 1996 and overall annual effective tax rate for 1996. The increase in the rate is due mainly to limited tax attribute carryforwards available in fiscal year 1997 and the dilution of permanent tax benefits such as the foreign sales corporation due to differences in pre-tax earnings year over year.

Liquidity and Capital Resources

     Working capital was $178.2 million at March 29, 1997 compared to $183.4 million at December 28, 1996. The Company's current ratio at March 29, 1997 and December 28, 1996 was 1.9:1.

     Although net cash provided by operating activities for the year ended December 28, 1996 totaled $64.1 million, cash and cash equivalents decreased by $24 million. The Company continued to make significant investments in property and equipment ($80.6 million), inventory ($13.6 million) and capitalized software ($34.2 million), primarily related to product and software development associated with its new NUMA-Q product line. Other investments included approximately $27 million in software licenses resulting from a long-term strategic partner alliance, of which approximately $15 million is included in prepaid royalties and other current assets. Other sources of funds included net proceeds of stock issuances ($11 million), notes payable ($18.8 million) and capital lease transactions ($14.7 million).

     Although net cash provided by operating activities during the three months ended March 29, 1997 totaled $12.9 million, cash and cash equivalents decreased by $2.0 million. The Company continued to make significant investments in property and equipment ($19.2 million), inventories ($10.3 million) and capitalized software ($8.4 million), primarily related to product and software development associated with its new NUMA-Q product line. Sources of funds primarily included net decreases in accounts receivable ($24.0 million) and net proceeds from issuances of stock ($7.0 million).

     The Company has a $20.0 million receivable sales facility with a group of banks that extends through May 29, 1998. At March 29, 1997, accounts receivable in the accompanying consolidated balance sheet is net of $20 million received by the Company under this agreement to sell its domestic accounts receivable.

     The Company maintains an $80.0 million revolving line of credit agreement. The line is unsecured and extends through May 29, 1998. The line contains certain financial covenants and prohibits the Company from paying dividends without the lenders' consent. At March 29, 1997, $20.5 million was outstanding under the line of credit.

     The Company maintains a short-term borrowing agreement with a foreign bank to cover foreign currency exposures. Maximum borrowings allowed under the foreign bank agreement were $54.3 million, of which $31.9 million was outstanding at March 29, 1997 (based on currency exchange rates on such date).

     The Company also maintains miscellaneous borrowing arrangements with a foreign bank. At March 29, 1997, $1.6 million was outstanding under this agreement.

     In addition to the above, a subsidiary of the Company issued short-term convertible notes during 1996 totaling $2.2 million, which are outstanding at March 29, 1997.

     Management expects that current funds, funds from operations and the bank lines of credit, together with the net proceeds from the sale of Common Stock offered hereby will provide adequate resources to meet the Company's anticipated operational cash requirements for at least the next 12 months.

Recent Accounting Pronouncements

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS 128) which requires disclosure of basic earnings per share and diluted earnings per share and is effective for periods ending subsequent to December 15, 1997. The pro forma effect of adoption of SFAS 128 is included in the table below.


                                                                     Fiscal Year Ended               Three Months Ended
                                                             ----------------------------------    -----------------------
                                                                                                   Mar. 30,      Mar. 29,
                                                               1994         1995        1996         1996          1997
                                                             ---------    --------    ---------    ---------    ----------
As reported:
  Net income per share...................................... $   1.03    $    1.04   $     .23    $      .02  $       .02
                                                             ========    =========   =========    ==========  ===========
  Weighted average number of common and common equivalent
    shares outstanding......................................   32,028       33,665       34,254       33,616       36,643
                                                             ========    =========   =========    ==========  ===========

Pro forma:
  Basic net income per share................................ $   1.08    $    1.09   $     .23    $      .02  $       .02
                                                             ========    =========   =========    ==========  ===========
  Weighted average number of common shares outstanding......   30,783       32,228      33,641        33,298       34,427
                                                             ========    =========   =========    ==========  ===========
  Diluted net income per share.............................. $   1.03    $    1.04   $     .23    $      .02  $       .02
                                                             ========    =========   =========    ==========  ===========
  Weighted average number of common and common equivalent
    shares outstanding......................................   32,349       34,114      34,419        33,616       36,675
                                                             ========    =========   =========    ==========  ===========

                                    BUSINESS

     In addition to the other information in this Prospectus and in the documents incorporated by reference herein, the following discussion should be carefully considered in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus. The sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Prospectus contain forward- looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward- looking statements as a result of the factors set forth below and elsewhere in this Prospectus.

     Sequent is a leading provider of high-end scalable data-center-ready open systems solutions for large organizations spanning diverse industries. The Company pioneered the development of large-scale, Intel-based symmetric multiprocessing ("SMP") systems in the 1980s and has installed over 8,000 SMP systems worldwide. In 1996, Sequent was first to market with large-scale cache coherent non-uniform memory access ("CC-NUMA") systems based on Intel's Pentium Pro architecture and designed to run the UNIX operating system. Beginning in 1998, the Company plans to make the Microsoft Windows NT operating system available on its NUMA-Q architecture. The Company's products are used primarily as database servers for large on-line transaction processing ("OLTP") and decision support systems ("DSS")/data warehousing applications built with relational database management system ("RDBMS") software.

     Sequent sells its products and services worldwide through its direct sales force, through distributors and, increasingly, through arrangements with systems integrators. Sequent's direct sales efforts are focused on large organizations with the goal of establishing and maintaining long-term "major account" relationships. The Company maintains strategic relationships with leading hardware and software providers that enable it to deliver complete mission-critical information technology ("IT") solutions to its customers.

     Sequent has enhanced its competitive position by providing consulting and professional services to help large organizations identify complex IT problems and develop solutions that combine its products with those of its RDBMS partners and other open systems hardware and software providers. The Company's high-end professional services capability has enabled Sequent to shift the focus of its business from selling systems to offering solutions that combine systems and services. Sequent's solution-oriented expertise is geared to RDBMS-based offerings in three basic categories: custom OLTP; packaged business solutions (financial, manufacturing and human resources applications); and large DSS/data warehousing applications. Over the past five years, the knowledge and expertise of Sequent's professional services organization have become key differentiators for the Company, enabling Sequent to win a growing number of projects where the sale of large systems follows or accompanies the sale of significant professional services contracts.

     During 1996, Sequent made substantial investments in the continuing development of its NUMA-Q technology and the expansion of its direct sales and professional services organizations. From December 1995 to December 1996, the Company increased the number of major account executives in its direct sales organization by 54%, and increased the number of consultants in its professional services organization by 38%. In late 1996, the Company shipped its first NUMA-Q 2000 systems.

Market Overview

     The success of large organizations in today's competitive markets is largely dependent on the ability of these organizations to identify and respond to changing business conditions. Such organizations need to rapidly collect, organize, analyze, process and store data throughout the enterprise to make effective business decisions. An organization's strategic use of IT is often critical to creating and maintaining large data centers of corporate data and effectively manipulating it to gain competitive advantage. However, deploying enterprise-wide data-center systems solutions is complex and often presents a major challenge to corporate IT organizations, especially because of several overlapping industry trends that have continually defined the market for such systems. Following is a discussion of some of these trends:

     RDBMS and OLTP. In traditional mainframes, data entered into the system was typically stored in highly structured flat files called hierarchical databases. During the 1980s, use of these rigid database structures gave way to RDBMS software whose flexible structure enabled the rapid deployment of large database applications for OLTP. In contrast to the batch data entry and processing characteristic of early mainframe computing, OLTP captures data from transactions as they are executed and adds or updates records in the database in real time. The market demand for OLTP computing systems, particularly those using RDBMS technology, spans a wide variety of industries and applications and has increased dramatically as more businesses require instantaneous processing of information.

     DSS/Data Warehousing. The wealth of historical data that has been amassed by large organizations over the past several decades has given rise to widespread demand for technology to access that data and convert it into useful information. More recently, the growth of the Internet-based technologies and the proliferation of multimedia databases are creating new demand for ways to cull information from multiple types of data. In response to these demands, decision support systems have become one of the fastest growing segments of the high-end, open systems computing market. These systems combine relational database software and large, scalable servers with powerful front-end software tools that enable individual users to comb through very large volumes of data and extract specific information such as market trends and customer buying patterns. Today's data warehouses are large databases constructed specifically to optimize the accessibility of the data for decision support applications. Recently, RDBMS vendors such as Oracle and Informix Corporation ("Informix") have added parallel query capabilities to their software, dramatically enhancing their performance on systems with parallel architectures such as SMP and CC-NUMA.

     The Internet and Electronic Commerce. Today, virtually every large organization has a corporate intranet of some sort and an emerging presence on the World Wide Web. Over the next several years, the projected growth of web-based infrastructures is expected to be driven by the expansion of messaging and electronic commerce, requiring larger and more scalable servers. Connected to millions of PCs and network computers by one vast network, these servers will manage very large volumes of on-line transactions involving tens of thousands of concurrent users and millions of multi-megabyte-sized chunks of text, voice, video and other complex data types. In an effort to better understand the complexities of their markets, the dynamics of their business and the needs of their customers, Sequent believes that organizations will depend on massively-scalable servers to search through large databases for information and insights that can provide a competitive advantage.

     Client/Server and Network Computing. The simplest form of client/server architecture is a two-tier configuration consisting of a server that manages data connected to desktop clients (PCs or workstations) that can access the data to run various applications that reside on the desktop. Typically, these servers are inexpensive, low-end (one- to four-processor) systems manufactured in volume by makers of desktop systems. Three-tier client/server architectures typically employ a large, back-end database server connected to one or more application servers connected to multiple desktops. In this arrangement, desktop users have access to both applications and data which do not reside on their system. During the first half of this decade, both configurations were used in the widespread development of distributed client/server architectures where data and applications were distributed across multiple servers connected to desktop users by a single network. Recently, however, the difficulties in implementing and managing distributed client/server environments have slowed this trend and resulted in a renewed emphasis on the development of centralized client/server environments where data resides on a single larger server. Complementing this shift toward centralization is the recent emergence of the "network computer," an inexpensive ("thin") desktop client with no permanent storage capacity that is designed to run applications and access data stored on very large ("fat") servers. The use of such network computing devices is expected to increase demand for larger back-end servers.

     UNIX and Windows NT. Beginning in the early 1980s, the UNIX operating system, originally developed by AT&T in the 1960s, was adopted by a growing number of computer manufacturers and gradually won recognition as an emerging standard for open systems computing. However, efforts by various vendor consortiums failed to achieve the development of a single standard UNIX to replace the multiple versions of UNIX being developed and marketed by individual companies. In 1993, Microsoft introduced Windows NT as an alternative to UNIX. During the past four years, Windows NT has won widespread acceptance as the preferred operating system for network and applications servers, while UNIX remains the operating system of choice for large data- center applications. Despite its current limitations, many industry experts believe that over time Windows NT will acquire the scalability, robustness and functionality necessary to replace UNIX and become the de facto standard for enterprise-wide computing. As IT directors plan long-term IT strategies for their organizations, they are confronted with the dilemma of which operating systems to employ and how to migrate to those operating systems and interrelate the various operating systems throughout the enterprise.

     Scalable System Architectures. A scalable computer architecture is one that allows a user to increase the power and performance of a single system by adding more processors, memory and storage. Massively parallel processor systems ("MPP") can scale up to hundreds of processors in a loosely coupled architecture, where each processor has its own memory and I/O. The fact that each processor node has its own copy of the operating system software makes MPP systems difficult to program and limits their use in large commercial applications. In contrast, SMP systems employ a tightly-coupled architecture in which two or more processors are connected by a system "bus" that enables them to share memory and I/O. A single copy of the operating system software assigns the workload across all the processors so that to a user the system appears to contain only one very powerful processor. As a result, SMP systems are much easier to program than MPP systems and have become widely used for large-scale commercial applications. Today, the size and complexity of applications of large organizations have begun to require greater performance than can be achieved by scaling traditional SMP architectures.

     Existing technologies limit the amount of data that can travel across the system bus in an SMP system. As processors have become more powerful, this physical constraint limits the number of processors the bus can accommodate. The CC-NUMA architecture overcomes this limitation by linking multiple SMP boards together with intelligent, high-speed interconnects that allow processors on one board to access data on other boards. Because each board has its own memory and I/O, CC-NUMA systems share many of the scalability benefits of MPP systems. In CC-NUMA systems, however, the interconnects between the boards are designed to create a single coherent view of one large contiguous memory out of the distributed pieces of physical memory on each board so that to a user the system appears to contain only one very powerful processor. As a result, CC-NUMA systems deliver all the benefits associated with shared memory in traditional SMP systems and represent a powerful extension of SMP architecture.

     Open Systems. Historically, large organizations relied exclusively on computing equipment based on a single vendor's proprietary technology that was generally incompatible with that of other vendors. In recent years, proprietary systems have become increasingly unacceptable to companies that want the flexibility to purchase computing equipment and software best suited for a specific need without being limited to the choices offered by a specific vendor. "Open systems," by contrast, refers to hardware and software that adheres to industry standard specifications, allowing users to select and integrate the best products from different vendors to create large networks and client/server computing environments, facilitating the flow of information within and between organizations. Many companies are replacing some or all of their proprietary central computing systems, moving to a more open, distributed system when they upgrade or expand their systems.

Sequent's Business Strategy

     Sequent's business strategy is to provide enterprise-wide systems that enable large organizations to manage and use complex information. Sequent leverages the research and development efforts of industry-standard component suppliers by using their products and applying Sequent's expertise to design and build large, scalable data-center-ready open systems. Through technology and marketing partnerships with industry-leading hardware and software vendors, the Company develops and sells a broad range of offerings that address the needs of large organizations for OLTP and DSS. Sequent sells its products and services worldwide through its direct sales force, through distributors and, increasingly, through arrangements with systems integrators. The Company's consulting and professional services organization helps customers diagnose their information technology problems and develop appropriate solutions based on the Company's offerings. Sequent consultants and professional services personnel provide value-added services both directly to customers and in partnership with systems integrators. The key elements of Sequent's strategy are the following:

     Solving Complex IT Problems. Sequent concentrates on understanding the business objectives and information technology needs of its customers at all organizational levels. The Company's consultants and professional services personnel work closely with the customer's in-house IT organization, or its designated systems integrator, to diagnose complex IT problems, then design and implement open solutions that support the customer's business objectives and are aligned with the customer's strategic goals. Specific areas of focus include IT strategy and planning, enterprise infrastructure, core business applications, decision support, migration from proprietary to open systems and project management.

     Providing Scalable Systems Architecture. Sequent invests significant resources in developing scalable systems architecture. Sequent believes its NUMA-Q 2000 systems provide exceptional price/performance and scalability for data-center applications. Designed to run the same operating system and applications as the Company's Symmetry products, NUMA-Q 2000 extends the benefits of traditional SMP technology within an architecture that is designed to scale up to 252 microprocessors. Using an SMP "quad" with four Intel Pentium Pro processors as the basic building block, NUMA-Q 2000 uses a proprietary intelligent high-speed switch called IQ-Link that is designed to combine up to 63 quads in a system that, from a user's perspective, looks and behaves like a single SMP system.

     Compared to standard SMP and mainframe systems, the performance and scalability benefits of the NUMA-Q architecture enhance performance and flexibility of transaction-intensive and decision support applications. Sequent believes that its NUMA-Q architecture has the capability to outperform traditional mainframes. In addition, global shared memory and other SMP-like characteristics of the NUMA-Q architecture enable customers to develop and deploy large, centralized client/server applications that are difficult and costly to implement in a mainframe environment.

     Sequent was the first to bring Intel-based CC-NUMA systems to market, shipping the first NUMA-Q 2000 systems to customers in late 1996. During Sequent's second quarter of fiscal 1997, ended on June 28, 1997, revenue from NUMA-Q 2000 sales surpassed revenue from Symmetry sales and accounted for a majority of the Company's total product revenue.

     Sequent is committed to maintaining its leadership position in CC-NUMA systems, including upgrading to new Intel processor generations as they become available.

     Leveraging Strategic Relationships. Sequent devotes substantial resources to strategic marketing and product development relationships with those companies it believes offer the best open systems technologies. These relationships, combined with the open systems knowledge and expertise of the Company's consulting and professional services organization, allow Sequent to deliver complete solutions that combine the best available products and services. Sequent has strategic relationships with Intel for joint research and development of future computer systems building blocks; with major providers of RDBMS software, including Oracle, Informix and Computer Associates International, Inc.; with leading suppliers of third-party applications software such as Oracle, PeopleSoft, Inc. ("PeopleSoft") and Baan Company N.V. ("Baan"); with Microsoft for the development of future platforms running the Windows NT operating system; with suppliers of communications and network software; with emerging suppliers of client/server application development products; and with industry-leading systems management and tools vendors.

     Maintaining Commitment to Open Systems. Sequent's open system architecture leverages industry standards whenever possible, including the use of Intel processors, the UNIX and Windows NT operating systems, and standard network and communications interfaces. Sequent systems are designed to operate in a multi-vendor environment and support a wide variety of third-party software, including open RDBMSs, packaged applications and decision support tools and applications.

     Supporting Advancement of UNIX and Windows NT. Sequent is committed to the advancement of both UNIX and Windows NT in the data center. As a leading supplier of large UNIX systems for data-center applications, Sequent continues to invest in the development of its DYNIX/ptx operating system, which the Company believes is superior in many respects--including scalability and availability--to other competing versions of UNIX. In addition, the Company is making substantial investments to assure the scalability, availability and functionality of Windows NT on NUMA-Q systems. The Company is also working on future data-center products with dynamic partitioning that will enable customers to deploy UNIX and Windows NT applications on the same system. Sequent believes that the ability to provide customers with a clear interoperability plan or a credible migration path from UNIX to Windows NT in the data center will be an important differentiator for the Company.

     Protecting Customers' Investments. Sequent strives to help its customers protect and leverage their investments in open systems technology. The Company's products are designed for interoperability with other vendors' products. Through successive generations of Intel microprocessors, Sequent has maintained backward compatibility of its newest Symmetry products with earlier models incorporating older processors. There are Symmetry systems installed at customer sites that incorporate Intel 386, 486 and Pentium processors in the same system. Although the CC-NUMA architecture is different from the SMP architecture, Sequent designed its NUMA-Q 2000 product to run the same operating system and applications as its Symmetry products, allowing customers to move applications from Symmetry to NUMA-Q 2000. During the second quarter of 1997, the Company introduced technology that enables customers to cluster NUMA-Q 2000 systems with their existing Symmetry systems.

Platform Overview

     Commercial computing applications in large organizations require massive processing power, memory and disk storage capacity. These requirements often increase exponentially with the number of users and the volume of data associated with the application. In addition, many applications are so critical to an organization's business that any unplanned downtime resulting from hardware or software failures can be extremely costly.

     Built for customers with large-scale, mission-critical computing requirements, Sequent's Symmetry and NUMA-Q 2000 products provide high performance and functionality that are designed to scale up as the customer's needs grow. Both Symmetry and NUMA-Q 2000 are based on industry standards and are designed for easy interoperability with other computing hardware in an open systems environment. Both systems can also be clustered to provide high availability for mission-critical applications. Sequent's clustering technology also allows customers to combine Symmetry and NUMA-Q 2000 systems in a high-availability cluster.

     In Company comparisons, NUMA-Q 2000 systems have demonstrated performance up to ten times as fast as Symmetry systems with the same number of processors. Based on recent customer and partner benchmarks in which NUMA-Q 2000 systems have been compared to SMP and MPP systems manufactured by the Company's competitors, the Company believes that NUMA-Q 2000 delivers the best performance and scalability for large-scale RDBMS-based applications on open systems available today.

     Hardware Architecture. The Company's Symmetry line of Intel-based SMP systems, introduced in 1987 and currently based on Intel's Pentium architecture, scales from two to 30 processors, with up to 3.5 gigabytes of shared memory and up to 1.7 terabytes of disk storage. The Company's NUMA-Q 2000 systems are designed to scale up to 63 quads (252 Pentium Pro processors) and currently ship in configurations ranging from one to eight quads, with up to four gigabytes of memory and one terabyte of disk storage per quad. The NUMA-Q architecture overcomes the scalability limitations of Symmetry's single-bus SMP architecture by joining together multiple SMP boards with an intelligent, high-speed interconnect called IQ-Link to create systems with a single, coherent view of memory and a single instance of the operating system running across all the quads in the system.

     In Sequent's NUMA-Q architecture, a quad is a four-way Pentium Pro processor SMP baseboard with features and enhancements added by Sequent to improve its performance and reliability as a component in large data-center systems. IQ-Link, developed by Sequent in cooperation with Vitesse Semiconductor Corporation ("Vitesse Semiconductor"), uses a gallium arsenide data pump to transfer data between quads at the rate of one gigabyte per second. IQ-Link has the ability to monitor the Pentium Pro processor bus on a specific quad and respond to requests for data contained in memory on a different quad. IQ-Link first examines its own large cache to see if the requested data has been temporarily stored there. If it does not find the data in its own cache, it puts a request out to the memory on other quads. All of this activity happens transparently to the database and application software. To an end user, the system looks and behaves like a large SMP system.

     Over the years, Sequent's scalable architectures have enabled the Company to incorporate technological advances in its product offerings more quickly and inexpensively than manufacturers of computer systems with proprietary central processing units. The Company's ongoing product development efforts leverage advances in open systems technology, including processor enhancements, storage technology, communications and user-interface enhancements. These enhancements directly benefit customers by enabling them to upgrade their installed Sequent systems without altering source programs, retraining users or replacing hardware and software not directly affected by the upgrade.

     Operating System Software. Both Symmetry and NUMA-Q 2000 systems are designed to run DYNIX/ptx, Sequent's highly scalable version of the UNIX operating system. Core technology in the kernel of DYNIX/ptx enables Sequent systems to provide highly scalable performance as processors are added.

     Sequent has also made a significant commitment to support Microsoft's Windows NT operating system. Sequent currently sells low-end and mid-range Windows NT systems (NTX 2000) manufactured by NCR Corporation, typically as application servers in large applications where Symmetry or NUMA-Q 2000 systems are installed as database servers running DYNIX/ptx. Sequent is currently working closely with Microsoft to develop Windows NT-based NUMA-Q 2000 servers designed to optimize the capabilities of Windows NT for scalable applications that use either shared memory or distributed memory. The Company plans to introduce its first Windows NT-based NUMA-Q 2000 systems in 1998.

     Sequent believes that Windows NT will eventually rival UNIX operating systems and may even replace UNIX as the preferred open systems operating environment in large corporate data centers. Accordingly, the Company is working with Microsoft on the development of NUMA-Q products that will enable customers to deploy DYNIX/ptx and Windows NT on the same system and dynamically partition the number of quads allocated to each operating system.

     Communications Products. The Company's systems support communications products that allow Symmetry and NUMA-Q 2000 systems to interconnect with other systems in multi-vendor system environments. These products include hardware that connects to wide and local area networks (WANs and LANs) and software that supports industry standard protocols.

     Sequent's communications products are differentiated by Parallel STREAMS, a feature of the Company's DYNIX/ptx operating system which significantly enhances their performance and scalability for standard high-level protocols and low-level communications media, including Ethernet, Token Ring, fiber distributed data interface (FDDI) and synchronous lines.

     In addition to supporting open systems protocols such as TCP/IP, Open Systems Interconnections (OSI) and X.25, Sequent products can communicate directly with IBM and DEC systems via Systems Network Architecture (SNA) or DECnet/LAT protocols, respectively.

     Sequent's NUMA-Q 2000 systems employ several high speed communications connections, including 100 Megabit-per-second Ethernet, CDDI (a copper wire version of FDDI), ATM, and high speed Synchronous E1/T1, which offer an order of magnitude increase to the bandwidth of previous offerings.

Strategic Relationships with Leading Vendors

     Since Sequent was formed in 1983, the Company has built its business around open systems. Consequently, Sequent maintains strategic relationships with industry-leading manufacturers of components, systems and software. Increasingly, the Company also resells its partners' products in connection with the sale of the Company's products.

     Components. Since Sequent began building products based on Intel's microprocessor architecture in 1987, the Company has maintained a close working relationship with Intel. This relationship has enabled the Company to leverage Intel's research and development investment by aligning its technology roadmap with Intel's. It has also enabled Sequent engineers to influence certain design features in successive generations of Intel microprocessors to optimize the performance of those components in the Company's systems. Sequent is currently working closely with Intel on the upgrades to the Pentium Pro processor and on Intel's next-generation microprocessor technology. During the development of its NUMA-Q technology, Sequent also established a close working relationship with Vitesse Semiconductor, a manufacturer of the intelligent high speed data switches used to connect NUMA-Q quads.

     Storage Subsystems. Sequent systems include storage subsystems supplied by leading storage vendors including EMC Corporation, Data General's Clarion division and Storage Technology Corporation. Sequent works closely with these vendors to deliver optimal performance of the combined products to customers.

     Relational Database Management Software. Sequent has strategic development and marketing relationships with major providers of RDBMS software, including Oracle and Informix. The Company works closely with these partners to optimize the performance and scalability of their products for large OLTP and DSS/data warehousing applications. Sequent cooperates with these partners in development programs, joint marketing programs and team sales efforts. The Company has from time to time entered into agreements with various vendors that provide for prepayment of future licenses and royalties based on sales of software. See Note 1 of "Notes to Consolidated Financial Statements."

     Client/Server Applications Software. Sequent maintains strategic relationships with key providers of packaged client/server applications and development tools for custom client/server applications.

     Packaged client/server applications provide a standard pre-engineered solution for a common set of functional business problems. Packaged applications offer the potential to trim the total cost of a solution, reduce the time required for implementation, and lower overall project risk. Sequent maintains a number of strategic relationships with software partners who provide products in this area including Oracle, PeopleSoft and Baan.

     Nearly half of Sequent's large projects involve the development of custom client/server solutions in situations where packaged applications do not meet business requirements or where customers want a solution that will give them a competitive edge. Sequent maintains strategic relationships with software partners such as Oracle, Informix and Forte Computer Easy, Inc., which provide software tools that enable the development of large custom applications.

     Third-Party Applications Programs. Over 650 UNIX software applications from approximately 300 vendors are available to Sequent customers. These software products include a broad array of core business applications and address the needs of many different vertical markets, including manufacturing, telecommunications, health care, financial services and state and local governments. To supplement the marketing efforts of third-party suppliers, the Company actively promotes its software partners and their products to end users through joint sales campaigns, demonstrations at its sales offices and trade shows, marketing collateral and joint marketing programs. In addition, Sequent's NTX 2000 systems support the thousands of software applications developed by third-party companies for the Microsoft Windows NT operating system.

Product Development

     Sequent's research and development programs are focused on advancing hardware and software technologies that strengthen the Company's core product and service offerings. Sequent devotes substantial resources to ensure that its evolving technology roadmap is aligned with the technology direction of industry leading vendors, such as Intel, Microsoft and Oracle. Sequent engages in cooperative technology programs with these and other industry leaders, contributing its knowledge and expertise to the development of their products to optimize their performance with its own products.

     Sequent's hardware development is focused on using industry-standard components to build the industry's fastest, most reliable and most scalable computer systems designed to run both UNIX and Windows NT software. The Company's software development program is focused on continually improving the performance, reliability and scalability of DYNIX/ptx; providing clustering software that enables high availability; and enhancing its suite of communications and networking software, client/server tools and third-party applications software.

     Sequent is committed to continuing to make substantial investments in research and development activities to maintain and enhance its competitive position in a market characterized by rapid technological advances.

Consulting and Professional Services

     During the past five years, Sequent has strengthened its ability to compete at the high end of the open systems market by building a consulting and professional services organization with broad-based knowledge of open systems and specific knowledge and expertise in the design, development and implementation of large-scale database applications. Working directly with customers or in partnership with systems integrators, the Company's professional services consultants help organizations diagnose their information technology problems and design solutions that leverage the best open systems technology and are aligned with the customer's business strategy. The sale of IT architectural consulting and professional services frequently results in the sale of systems in large projects.

     Sequent offers a wide range of professional services designed to assure the success of every phase of a customer's project, from advance planning and architecture to technology deployment and ongoing systems support. Professional services include: IT architecture and transition planning; DSS design and implementation; implementation of packaged OLTP applications (such as Oracle Financials & Manufacturing, Baan, and PeopleSoft applications); and enterprise management design and systems administration. In addition, Sequent offers customers a broad array of education and training programs.

     Sequent's consulting and professional services capability has enabled Sequent to transform itself from a systems vendor into a provider of solution-oriented offerings. Professional services add significant value to the Company's partnerships with systems integrators and are a key factor in Sequent's ability to win new major accounts. The scope of the Company's professional services expertise enables it to compete successfully for large projects, where the size of the average system sale is significantly greater than the average size of systems sold without professional services. Having professional services personnel on site in customer accounts also enables the Company to build customer relationships that result in a better understanding of the organization's IT needs and frequently lead to follow-on projects.

     Sequent's professional services represent one of the fastest growing segments of its business and accounted for just under 10% of revenue during 1996. Professional services revenue from large projects is typically booked over several quarters, resulting in a revenue stream that is more predictable than revenue from systems sales.

     Because of the strategic importance of professional services, Sequent increased the number of professional services consultants by 38% in 1996 and is continuing to expand the organization during 1997.

Sales and Distribution

     Sequent sells its products and services worldwide through its own direct sales force. In addition, the Company partners with major systems integrators, such as EDS, and with integrators such as Persetel in South Africa, Ssangyong in Korea, and Unisys in Latin America, who have established a strong presence in specific geographic regions. In several countries in Asia-Pacific and elsewhere, the Company also relies on distributors with open systems expertise and a strong market presence. Sequent's direct sales efforts are focused on large organizations with the goal of establishing and maintaining long-term "major account" relationships.

     The Company's direct sales force is made up of sales teams, generally consisting of a major account executive ("MAE") and a systems analyst ("SA"). MAEs have primary responsibility for managing the team's accounts; SAs provide technical support during the sales cycle. The sales teams work closely with the Company's professional services organization to identify opportunities to leverage the Company's consulting and professional services capability in their accounts. In 1996, the Company invested heavily in the expansion of its direct sales force, increasing the number of major account executives by 54%. During 1997, the Company is investing in the continued growth of its direct sales force and the expansion of its partnerships with systems integrators.

     Sequent currently has 62 sales offices worldwide, including 31 in North America, 15 in Europe, and 16 in Asia-Pacific.

     Like many other companies in the computer industry, Sequent receives and ships a significant portion of orders in the last month of each fiscal quarter. As a result, the Company's product backlog is generally relatively small, is not necessarily indicative of sales levels for future periods and is not material to understanding the Company's business.

     The Company had no single customer that represented greater than 10% of total revenues in 1994, 1995 or 1996. International sales were approximately 48% of the Company's total revenues in 1994 and approximately 55% in 1995 and 1996.

Customer Services

     Sequent offers a growing array of customer service and support programs, including hardware maintenance and service, software service and upgrades and documentation support. In addition, hardware maintenance is offered for many third-party peripheral products connected to Sequent systems. The Company maintains round-the- clock technical consultation as well as remote log-in capability for diagnosing customer hardware and software problems. In some cases, in-field hardware service is contracted to third-party suppliers, who rely on Sequent for customer interface and diagnostic support. The Company's standard warranty on its products generally extends 90 days from the date of customer installation.

     Because Sequent believes that the quality and reliability of its computer systems are essential to customer satisfaction, high system uptime is a built-in advantage of Sequent's architecture. The Company's commitment to quality and reliability is emphasized in its service programs. Sequent personnel perform all installations and hardware fault isolation and provide complete software support for direct customers. In the event a hardware malfunction occurs, systems are equipped with diagnostic tools that allow the Company's service engineers to identify, diagnose and repair a failed component from remote locations. The Company also offers service and support programs in system performance evaluation and disaster protection.

     Sequent has consistently been rated among the best providers of customer service in independent customer surveys. Revenue generated from services and support, including professional services, was 24%, 27% and 30% of total revenue during 1994, 1995 and 1996 respectively.

Manufacturing

     The Company's manufacturing operations consist of procurement, assembly, test and quality control. Subcontractors are often used to assemble and test subassemblies, such as printed circuit boards. The modular nature of the Company's products, together with the standards-based open architecture, permit ease of manufacture and system configuration. Once integrated, all systems go through a fully operational, continuous burn-in cycle while executing rigorous system stress and diagnostic tests. Final assembly and testing occur only when a specific customer order is due for shipment (because of the broad range of system configurations possible from a relatively few basic modules and the many choices of peripherals). If a failure occurs or a problem of unknown origin arises during work-in-progress testing, it is the policy of the Company to halt shipment of products that may be affected while the Company isolates and corrects the problem and determines whether the problem may extend to other systems in manufacturing or at customer sites.

     The Company generally obtains most parts and components from single sources, even where multiple sources are available, to maintain quality control and enhance its working relationship with suppliers. These relationships include joint engineering programs for new product development. Certain components used by the Company, including Intel microprocessors, custom VLSI gate arrays and intelligent high speed data switches, are only available from a single source. The Company attempts to reduce the risk of supply interruption through close supplier relationships and greater inventory positions in certain sole-sourced components. The failure of a supplier to deliver on schedule could delay or interrupt the Company's delivery of products and thereby adversely affect the Company's revenue and profits.

Competition

     The computer industry is intensely competitive and characterized by rapid technological advances resulting in frequent new product introductions and correspondingly frequent improvements in performance and functionality. Competitive factors related specifically to Sequent's business include product quality and reliability, professional services and customer support capability, price/performance and scalability, compatibility with a customer's existing IT infrastructure, availability of applications software and company size and reputation.

     Within the commercial segment of the computing market, Sequent competes against IBM, Hewlett-Packard, Sun, DEC and others whose size, reputation, installed base, technical expertise, marketing strength, distribution channels and financial resources make them formidable competitors. Most of these companies also have large professional services organizations and alliances with many hardware and software vendors with whom Sequent has strategic relationships. Although SGI and Data General have already introduced products based on CC-NUMA technology, Sequent has not experienced significant competitive pressure from these companies. Sequent believes that the performance and scalability of its current products, the strength of its partnerships and the caliber and scope of its consulting and professional services represent key differentiators that have enabled the Company to compete successfully against these companies in the past and will enable it to compete successfully against them and others in the future.

Patents and Licenses

     Six U.S. and three United Kingdom patents have been issued to the Company. The Company has pending 10 additional U.S. patent applications and two foreign applications covering technology incorporated into its products. The Company believes that the rapid pace of technological change in the computer industry makes patent protection less significant than factors such as its continued focus and efforts in research and product development, its technical expertise and the management ability of its personnel. The Company has from time to time been made aware of others in the industry who assert exclusive rights to certain technologies, copyrights or trademarks, usually in the form of an offer to license certain rights for a fee or royalties. The Company's policy is to evaluate such claims on a case-by-case basis. The Company may seek to enter into licensing agreements with companies having or asserting rights to technologies if the Company concludes that such licensing arrangements are necessary or desirable. There can be no assurance that the Company will be able to obtain such licenses or, if obtained, that such licenses will be on favorable terms.

Employees

     At June 28, 1997 the Company employed 2,643 employees of whom 247 were employed as major account executives, 1,504 in sales support, marketing and service, 398 in product development, 202 in manufacturing and 292 in administrative and support services. The Company's continued success will depend in part on its ability to attract and retain highly skilled and motivated personnel who are in great demand throughout the industry. None of the Company's employees are represented by a labor union. All full-time Sequent employees are granted options to acquire Common Stock of the Company. Sequent believes that its employee relations are excellent and believes that its stock incentive plans, its challenging work environment and the opportunities for advancement within the Company are key factors to its ability to attract and retain qualified personnel.

Facilities

     The Company's headquarters and its product development and manufacturing operations are located in facilities totaling approximately 560,000 square feet in Beaverton, Oregon, 10 miles west of Portland. The Company occupies these facilities under leases that expire between 1999 and 2006. On the expiration dates of these leases, the Company generally has the option to purchase the leased facilities or to renew the leases for an additional five years. In addition, the Company owns 38 acres of undeveloped land in Beaverton held in anticipation of future facility growth requirements. The Company also has leases for sales, marketing and customer support offices in locations throughout the world. The Company anticipates that it will continue to expand its corporate and field facilities as business growth warrants.

     The Company intends to expand its headquarters facilities with the construction of a new building commencing in the fall of 1997. The Company plans to finance the approximately $17.5 million of construction costs through a synthetic lease transaction. The Company also plans to exercise, in the spring of 1998, its existing options to acquire two buildings on its headquarters site at an aggregate cost of approximately $23.0 million. The Company intends to finance this purchase through a synthetic lease transaction. See "Use of Proceeds."

                              SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of July 11, 1997 by each Selling Shareholder and as adjusted to reflect the sale of shares of Common Stock offered hereby.


                                                  Shares Beneficially
                                                     Owned Prior to                         Shares Beneficially
                                                      Offering (1)          Number of      Owned After Offering
                                                  -------------------      Shares Being    --------------------
               Name                               Number     Percent         Offered         Number    Percent
               ----                               -----      -------       ------------      ------    -------
State Farm Mutual Automobile
  Insurance Company.........................     1,230,950      3.5%          981,700        249,250       *
Froley, Revy Investment Co., Inc. Account:
  State of Oregon Equity Fund (2) ..........       189,733        *            63,241        126,493       *
Robert C. Mathis (3) .......................        30,020        *             5,620         24,400       *

---------------

 *   less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares issuable upon conversion of Convertible Debentures are considered outstanding for the purpose of calculating the percentage of Common Stock owned by the holder of such Convertible Debentures but not for the purpose of calculating the percentage of Common Stock owned by any other person. Each Selling Shareholder has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by him or it, unless otherwise indicated.

(2) Represents shares of Common Stock issuable on conversion of Convertible Debentures. Convertible Debentures in the principal amount of $1 million will be converted into 63,241 shares of Common Stock by this Selling Shareholder and sold in the offering.

(3) Represents shares subject to options that are currently exercisable or become exercisable within 60 days of the date of this table. Options to purchase 5,620 shares of Common Stock will be exercised and the shares sold in the offering. Mr. Mathis, a director of the Company, holds options to purchase an additional 26,180 shares under the Company's stock incentive plans.

                                   MANAGEMENT

The executive officers and directors of the Company, and their ages and positions as of June 28, 1997, are as follows:

Name                          Age   Position

Karl C. Powell, Jr............54    Chairman, Chief Executive Officer and
                                    Director
John McAdam...................46    President, Chief Operating Officer and
                                    Director
Robert S. Gregg...............44    Sr. Vice President-Finance and Legal and
                                    Chief Financial Officer
Steve Chen....................53    Executive Vice President of Product Group,
                                    Chief Technology Officer and Director
Robert C. Mathis..............69    Director
Richard C. Palermo............59    Director
Michael S. Scott Morton.......59    Director
Robert W. Wilmot..............52    Director

     Mr. Powell, a co-founder of the Company, is Chairman and Chief Executive Officer and has been a director since 1983. Mr. Powell has served as the Company's sole Chief Executive Officer or shared the office of the Chief Executive with the co-founder of the Company since the Company's inception. From 1974 to 1983, Mr. Powell was employed by Intel Corporation, where his most recent position was General Manager for Microprocessor Operations. Mr. Powell served on the National Board of Directors of the American Electronics Association from 1985 to 1986. He holds a B.S. degree in Mechanical Engineering from the U.S. Merchant Marine Academy.

     Mr. McAdam joined the Company in August 1989 as U.K. Sales Director. He became U.K. General Manager in January 1991, Vice President and General Manager of European Operations in October 1992 and Senior Vice President of European and Asian Operations in January 1994. He was promoted to President and Chief Operating Officer in February 1995 and was elected to the Board of Directors in November 1995. Prior to joining the Company, Mr. McAdam was employed for 10 years by Data General U.K. Ltd., serving most recently as Regional Manager, Public Sector, Finance and Government Market. Mr. McAdam holds a B.Sc. first-class honors degree in Computer Sciences from Glasgow University.

     Mr. Gregg joined the Company in 1983 as its Controller. He became Director of Finance in 1984 and Vice President-Finance and Chief Financial Officer in March 1986. He was promoted to Senior Vice President-Finance and Legal and Chief Financial Officer in February 1995. Prior to joining the Company, Mr. Gregg spent eight years at the public accounting firm of Price Waterhouse LLP. Mr. Gregg holds a B.S. degree in Business and Accounting from the University of Oregon.

     Dr. Chen joined the Company in 1996 as its Executive Vice President of Product Group and Chief Technology Officer and as a member of the Board of Directors. Prior to joining the Company, Dr. Chen was a co-founder of SuperComputer International (SCI), later renamed Chen Systems, which was recently acquired by Sequent. Prior to founding SCI, Dr. Chen was President and CEO of SuperComputer Systems, Inc. Before that, Dr. Chen was employed for eight years at Cray Research, Inc., serving most recently as Senior Vice President. Dr. Chen holds a Ph.D. in Computing Science from the University of Illinois, a M.S. degree in Electrical Engineering from Villanova University and a B.S. degree in Electrical Engineering from the National Taiwan University.

     Dr. Mathis has been a director of the Company since 1985. Dr. Mathis was a General in the U.S. Air Force and served as Vice Chief of Staff from 1980 to 1982. He retired from the Air Force in 1982. Dr. Mathis is Chairman of the I Am Third Foundation, a non-profit organization serving the disabled, which he and his wife founded in 1982. He has also served on a number of boards and is currently Chairman of Eagle Pass Engineering, a consulting firm, and Chairman of the Eagle Mountain Group, an international business brokering firm.

     Mr. Palermo has been a director of the Company since March 1993. Mr. Palermo was employed by Xerox Corporation from 1965 until his retirement in March 1993, serving most recently as Senior Vice President, U.S. Quality and Customer Satisfaction and Vice President of Marketing. He currently serves as a quality consultant to Xerox Corporation and other companies.

     Dr. Scott Morton has been a director of the Company since 1991. Dr. Scott Morton is the Jay W. Forrester Professor of Management at the Sloan School of Management and was Chairman of the Faculty for the Senior Executive Program at M.I.T. He has also served as Program Director of the Management in the 1990s Research Program and as Associate Dean of the Sloan School of Management at M.I.T. Dr. Scott Morton is a Trustee of the State Street Research Funds and the Metropolitan Life Series Funds.

     Dr. Wilmot has been a director of the Company since 1992. Dr. Wilmot is Chairman of Wilmot Consulting Inc., a consulting firm, and has been a consultant to the Company since January 1987. He has also been an advisor to the Board of Directors since November 1988. Dr. Wilmot was a managing director of Texas Instruments, Ltd. from 1978 to 1981. From 1981 to 1985 he was Chief Executive and then Chairman of I.C.L., Britain's major computer company. He has founded several companies in Europe and the United States, including Organization and System Innovations, The OASIS Group (a leading European company engaged in reengineering management consultancy, now a wholly owned subsidiary of Sybase Inc.) and Poqet Computers Corporation (a palm top computer manufacturer in California, now a wholly owned subsidiary of Fujitsu Ltd.). He is a director of several privately-held, high-technology companies in Europe and the United States.


                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

General

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder who is not a United States person or entity (a "Non- U.S. Holder"). For purposes of this discussion, a "Non-U.S. Holder" is any person or entity that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign estate or trust, or a foreign partnership. An alien individual is treated as a resident of the United States during a calendar year if the individual (i) is a lawful permanent resident of the United States at any time during the calendar year, (ii) meets the substantial presence test, or
(iii), if certain conditions are satisfied, elects to be treated as a resident. The substantial presence test is met if an individual is present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during the current calendar year and the two preceding calendar years (counting for such purposes all of the days present in the United States during the current year, one-third of the days present in the United States during the immediately preceding year, and one-sixth of the days present in the United States during the second preceding year). Resident aliens are subject to United States federal tax as if they were United States citizens.

     This discussion does not address all aspects of United States federal income and estate taxes or consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. This discussion does not take into account provisions of income tax treaties that may be applicable in certain circumstances, nor does it deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders. Furthermore, this discussion is based on current provision of the Internal Revenue Code of 1986, as amended ("IRC"), existing and proposed regulations promulgated thereunder, and public administrative and judicial interpretations thereof, all of which are subject to changes, which could be applied retroactively. Each prospective purchaser of Common Stock is advised to consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding and disposing of Common Stock.

Dividends

     Except as described below, dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States. If the dividend if effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States, the dividend generally will be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates and will be exempt from the 30% withholding tax described above (assuming the necessary certification and disclosure requirements are met). Any such effectively connected dividends received by a foreign corporation may, in certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If a dividend is effectively connected with conduct of a trade or business by a nonpublicly traded partnership, and any portion of the dividend is allocable under IRC Section 704 to a foreign partner, United States federal income tax is withheld at the highest individual rate (if the foreign partner is not a corporation) and at the highest corporate rate (if the foreign partner is a corporation), regardless of whether the dividend is distributed to the foreign partner. A publicly traded partnership is required to withhold tax on such a dividend only upon actual distribution to a foreign partner, unless it elects to be subject to the withholding rules applicable to nonpublicly traded partnerships.

     Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (i) for purposes of the withholding discussed above (unless the payor has knowledge to the contrary), and (ii), under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations not currently in effect, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to file certain forms and meet other certification requirements.

     A Non-U.S. Holder of Common Stock who is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate, timely claim for refund with the United States Internal Revenue Service ("Service").

Gain on Disposition of Common Stock

     A Non-U.S. Holder generally will not be subject to United States federal income tax on any gain recognized on a disposition of a share of Common Stock unless (i) subject to the exception discussed below, the Company is or has been a "United States real property holding corporation" (a "USRPHC") within the meaning of IRC Section 897(c)(2) at any time within the shorter of the five year period preceding such disposition or the period during which such Non-U.S. Holder held the Common Stock (the "Required Holding Period"); (ii) the gain is effectively connected with the conduct of a trade or business within the United States of the Non-U.S. Holder and, if a tax treaty applies, attributable to a permanent establishment maintained by the Non-U.S. Holder; (iii) the Non- U.S. Holder is an individual who holds the share of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a "tax home" (as defined for United States federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual; or (iv) the Non-U.S. Holder is subject to tax pursuant to the IRC provisions applicable to certain United States expatriates. If an individual Non-U.S. Holder falls under clause (ii) or (iv) above, he or she will be taxed on his or her net gain derived from the sale under regular United States federal income tax rates. If the individual Non-U.S. Holder falls only under clause (iii) above, he or she will be subject to a flat 30% tax on the gain derived from the sale which may be offset by losses, allocable to sources within the United States, from sale or exchange of capital assets at any time during the year (notwithstanding the fact that he or she is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (ii) above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, will under certain circumstances be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the IRC for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

     A corporation is generally a USRPHC if the fair market value of its United States real property interest equals or exceeds 50% of the sum of the fair market value of its worldwide real property interest plus its other assets used or held for use in a trade or business. The Company believes that it is not currently a USRPHC; however, even if the Company met the test for a USRPHC, a Non-U.S. Holder would generally not be subject to tax, or withholding in respect of such tax, on gain from a sale or other disposition of Common Stock solely by reason of the Company's USRPHC status if the common Stock is regularly traded on an established securities market ("regularly traded") during the calendar year in which such sale or disposition occurs, provided that such holder does not own, actually or constructively, Common Stock with a fair market value in excess of 5% of the fair market value of all Common Stock outstanding at any time during the Required Holding Period. The Company believes that the Common Stock will be treated as regularly traded.

     If the Company is or has been a USRPHC within the required Holding Period, and if a Non-U.S. Holder owns or, at any time during the Required Holding Period, owned in excess of 5% of the fair market value of Common Stock (as described in the preceding paragraph), such Non-U.S. Holder of Common Stock would be subject to United States federal income tax at regular graduated rates under certain rules ("FIRPTA tax") on gain recognized on a sale or other disposition of such Common Stock. In addition, if the Company is or has been a USRPHC within the Required Holding Period and if the Common Stock is not treated as regularly traded, a Non- U.S. Holder (without regard to its ownership percentage) would be subject to withholding in respect to FIRPTA tax at a rate of 10% of the amount realized on a sale or other disposition of Common Stock and would be further subject to FIRPTA tax in excess of the amounts withheld. Any amount withheld pursuant to such withholding tax would be creditable against such Non-U.S. Holder's United States federal income tax liability. Non-U.S. Holders are urged to consult their tax advisors concerning the potential applicability of these provisions.

Federal Estate Taxes

     Common Stock owned, or treated as owned, by an individual Non-U.S. Holder at the time of his or her death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

United States Information Reporting and Backup Withholding Tax

     The Company must report annually to the Service and to each Non-U.S. Holder of the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and the withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty or other agreement with the tax authorities in that country.

     Backup withholding of United States federal income tax (which, in general, is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information requirements) generally will not apply to (i) the payment of dividends paid on Common Stock to a Non- U.S. Holder at an address outside the United States or
(ii) the payment of the proceeds of the sale of Common Stock to or through the foreign office of a broker. Under temporary regulations, backup withholding is not required with respect to payment of proceeds from a sale of Common Stock by a Non-U.S. Holder through a foreign office of a broker that is a United States person or a "U.S. related person." In the case of the payment of proceeds from a sale of Common Stock through a foreign office of a broker that is a United States person or a "U.S. related person," information reporting is required with respect to the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and has no actual knowledge to the contrary) and certain other requirements are met or the holder otherwise establishes an exemption. As used above, a "U.S. related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes, or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The payment of the proceeds of a sale of shares of Common Stock to or through a United States office of a broker is subject to information reporting and possible backup withholding unless the owner certifies its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed a refund or a credit against such Non-U.S. Holder's United States federal income tax liability, provided that the required information is furnished to the Service.

         These information reporting and backup withholding rules are under review by the United States Treasury, and their application to the Common Stock could be changed prospectively by future regulations.


                                  UNDERWRITERS

     Under the terms and subject to conditions contained in an Underwriting Agreement, the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Cowen & Company and SoundView Financial Group, Inc. are acting as U.S. Representatives (the "U.S. Underwriters"), have severally agreed to purchase, and the Company has agreed to sell to them, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited, Cowen & Company and SoundView Financial Group, Inc. are acting as International Representatives (the "International Underwriters"), have severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of the Company's Common Stock set forth opposite their respective names below:

                                                                      Number
         Name                                                         of Shares
         ----                                                         ---------

         U.S. Underwriters:
                  Morgan Stanley & Co. Incorporated................
                  Cowen & Company..................................
                  SoundView Financial Group, Inc...................











                  Subtotal.........................................   4,200,000

          International Underwriters:
                  Morgan Stanley & Co. International Limited.......
                  Cowen & Company  ................................
                  SoundView Financial Group, Inc...................



                  Subtotal.........................................   1,050,000
                                                                      ---------
                     Total.........................................   5,250,000
                                                                      =========

     The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any shares are taken.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions (a) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that with certain exceptions (a) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (a) made by it in its capacity as a U.S. Underwriter shall apply only to shares of Common Stock purchased by it in its capacity as a U.S. Underwriter,
(b) made by it in its capacity as an International Underwriter shall apply only to shares of Common Stock purchased by it in its capacity as an International Underwriter and (c) shall not restrict its ability to distribute any prospectus relating to the shares of Common Stock to any person. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside of the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is not otherwise a United States or Canadian Person, and "United States" means the United States of America, its territories, its possessions and all areas subject to its jurisdiction. All shares of Common Stock to be offered by the U.S. Underwriters and International Underwriters under the Underwriting Agreement are referred to herein as the "U.S. Shares" and the "International Shares," respectively.

     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price and currency of any shares of Common Stock so sold shall be the Price to Public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that is has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada, in contravention of the securities laws thereof and has represented that any offer of such shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in any province or territory of Canada in contravention of the securities laws thereof, that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made and that such dealer will deliver to any other dealer to whom it sells any of such shares a notice to the foregoing effect.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented that (a) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Common Stock to the International Underwriters, will not offer or sell, any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to such shares in, from or otherwise involving the United Kingdom; and (c) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of such shares, if that person is of a kind described in Article 11(3) of the

Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any shares of Common Stock acquired in connection with the offering, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law of Japan and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of such shares of Common Stock a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold and will not offer or sell any of such shares, directly or indirectly, in Japan or to or for the account of any resident thereof, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law of Japan and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such shares a notice containing substantially the same statement as is contained in this sentence.

     The Underwriters initially propose to offer part of the shares of Common Stock offered hereby directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of $______ per share under the public offering price. Underwriters may allow, and such dealers may re-allow, a concession not in excess of $_______ per share to other Underwriters or to certain other dealers.

     Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 787,500 shares of Common Stock at the Price to Public set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such U.S. Underwriters' name in the preceding table bears to the total number of shares of Common Stock offered hereby to the U.S. Underwriters.

     The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company, directors and executive officers of the Company and the Selling Shareholders have agreed in the Underwriting Agreement, with certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exchangeable for Common Stock, for a period of at least 90 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the several Underwriters.

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the offering if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Underwriters and dealers may engage in passive market marking transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission (the

"Commission"). In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200,000 shares, whichever is greater. A passive market maker must indemnify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

                                  LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Stoel Rives LLP, Portland, Oregon, and for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                     EXPERTS

     The consolidated financial statements as of December 30, 1995 and December 28, 1996 and for each of the three years in the period ended December 28, 1996 included in this Prospectus have been so included, in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              AVAILABLE INFORMATION

     Sequent is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the public reference facilities in the Regional Offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Centers, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Certain of such reports, proxy statements and other information are also available from the Commission on the Internet at http://www.sec.gov. The Company's Common Stock is quoted for trading in the Nasdaq National Market and reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Registration Statement, copies of which are available from the Public Reference Section of the Commission at prescribed rates, as discussed above. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance in which a copy of such contract or document is filed as an exhibit to the Registration Statement or another document filed by the Company with the Commission, reference is made to such copy and each such statement shall be deemed qualified in all respects by such reference. The Registration Statement may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549, upon payment of the prescribed fees.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants..........................................F-2

Consolidated Balance Sheets at December 30, 1995, December 28,
   1996 and March 29, 1997.................................................F-3

For  the Fiscal Years Ended December 31, 1994, December 30, 1995 and
   December 28, 1996 and for the three months ended March 30, 1996 and March 29, 1997:

   Consolidated Statements of Operations...................................F-4

   Consolidated Statements of Shareholders' Equity.........................F-5

   Consolidated Statements of Cash Flows...................................F-6

Notes to Consolidated Financial Statements ................................F-7

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Sequent Computer Systems, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Sequent Computer Systems, Inc. and its subsidiaries at December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP

Portland, Oregon
January 23, 1997

                 SEQUENT COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                      (In thousands, except per share data)

                                                           Dec. 30, 1995  Dec. 28, 1996    March 29, 1997
                                                           -------------  -------------    --------------
                                                                                              (unaudited)
ASSETS
Current assets:
         Cash and cash equivalents                          $ 61,939       $ 37,979         $ 35,941
         Restricted deposits                                  39,642         44,655           31,878
         Receivables, net                                    178,322        209,752          185,716
         Inventories                                          60,853         74,491           84,807
         Prepaid royalties and other                          13,464         30,577           34,738
                  Total current assets                       354,220        397,454          373,080
                                                            --------       --------         --------
Property and equipment, net                                   98,165        133,838          139,981
Capitalized software costs, net                               45,381         59,567           61,762
Other assets, net                                              6,157         21,150           20,931
                                                            --------       --------         --------
                  Total assets                              $503,923       $612,009         $595,754
                                                            ========       ========         ========

LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
         Notes payable                                      $ 41,146       $ 59,925        $  56,198
         Accounts payable and other                           60,095         88,119           74,575
         Accrued payroll                                      11,723         24,853           17,261
         Unearned revenue                                     21,466         30,787           35,023
         Income taxes payable                                  4,981          3,017            2,822
         Current obligations under capital leases and
             debt                                                 60          7,325            8,978
                                                            --------       --------         --------
                  Total current liabilities                  139,471        214,026          194,857
Other accrued expenses                                         2,158          6,671            6,884
Long-term obligations under capital leases and debt            9,106         16,503           14,418
                                                            --------       --------         --------
                  Total liabilities                          150,735        237,200          216,159
                                                            ========       ========         ========

Commitments and contingencies (Notes 6, 10 and 12)

Shareholders' equity:
         Common stock $.01 par value, 100,000
             shares authorized, 33,221, 34,188
             and 34,840 shares outstanding                       332            342              348
         Paid-in capital                                     304,343        315,316          322,458
         Retained earnings                                    52,945         60,715           61,423
         Foreign currency translation adjustment              (4,432)        (1,564)          (4,634)
                                                            --------       --------         --------
                  Total shareholders' equity                 353,188        374,809          379,595
                                                            --------       --------         --------
                  Total liabilities and shareholders'
                  equity                                    $503,923       $612,009        $ 595,754
                                                            ========       ========        =========


--------------------
The accompanying notes to consolidated financial statements are an integral part of these statements


                 SEQUENT COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)




                                              Fiscal Year Ended                Three Months Ended
                                     ---------------------------------------------------------------
                                      Dec. 31,     Dec. 30,      Dec.28,      Mar. 30,      Mar. 29,
                                       1994          1995         1996         1996          1997
                                       ----          ----         ----         ----          ----
                                                                                  (unaudited)
Revenue:
  Product                            $ 341,504    $ 395,941    $ 414,418    $  81,109    $ 105,567
  Service                              109,319      144,404      180,944       39,636       51,807
                                     ---------    ---------    ---------    ---------    ---------
    Total revenue                      450,823      540,345      595,362      120,745      157,374
                                     ---------    ---------    ---------    ---------    ---------

Costs and expenses:
  Cost of products sold                164,991      188,232      197,702       38,653       50,455
  Cost of service revenue               77,238      107,721      139,983       30,611       38,799
  Research and development              35,047       40,923       53,733       12,262       15,442
  Selling, general and
  administrative                       134,070      154,950      191,069       38,245       50,250
                                     ---------    ---------    ---------    ---------    ---------
    Total costs and expenses           411,346      491,826      582,487      119,771      154,946
                                     ---------    ---------    ---------    ---------    ---------

Operating income                        39,477       48,519       12,875          974        2,428
Interest income                          3,515        5,340        3,007          885          686
Interest expense                        (4,687)      (4,207)      (3,187)        (672)      (1,936)
Other income (expense), net                495       (2,325)      (2,019)        (363)        (142)
                                     ---------    ---------    ---------    ---------    ---------

Income before provision for income
  taxes                                 38,800       47,327       10,676          824        1,036
Provision for income taxes               5,666       12,254        2,905          226          328
                                     ---------    ---------    ---------    ---------    ---------

Net income                           $  33,134    $  35,073    $   7,771    $     598    $     708
                                     =========    =========    =========    =========    =========

Net income per share                 $    1.03    $    1.04    $    0.23    $     .02    $     .02
                                     =========    =========    =========    =========    =========

Weighted average number of common
  and common equivalent shares
  outstanding                           32,028       33,665       34,254       33,616       36,643
                                     =========    =========    =========    =========    =========

------------------------------------------
The accompanying notes to consolidated financial statements are an integral part of these statements.


                 SEQUENT COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (In thousands)



                                                                      Retained     Foreign
                                                                      earnings     currency
                                       Common Stock         Paid-in (accumulated  translation
                                     Shares     Amount      capital    deficit)    adjustment     Total
                                     ------     ------      ------- ------------  ------------  ---------
Balance, January 1, 1994             30,245   $     302   $ 265,910   $ (15,262)   $  (7,462)   $ 243,488

Common shares issued                  1,115          12      12,235        --           --         12,247
Net income                             --          --          --        33,134         --         33,134
Foreign currency translation
   adjustment                          --          --          --          --          2,326        2,326
                                  ---------   ---------   ---------   ---------    ---------    ---------
Balance, December 31, 1994           31,360         314     278,145      17,872       (5,136)     291,195

Common shares issued                  1,798          18      20,455        --           --         20,473
Tax benefit of option exercises        --          --         4,743        --           --          4,743
Conversion of debentures                 63        --         1,000        --           --          1,000
Net income                             --          --          --        35,073         --         35,073
Foreign currency translation
   adjustment                          --          --          --          --            704          704
                                  ---------   ---------   ---------   ---------    ---------    ---------
Balance, December 30, 1995           33,221         332     304,343      52,945       (4,432)     353,188

Common shares issued                    967          10       9,622        --           --          9,632
Tax benefit of option exercises        --          --           175        --           --            175
Warrants issued                        --          --         1,176        --           --          1,176
Net income                             --          --          --         7,771         --          7,771
Foreign currency translation
   adjustment                          --          --          --          --          2,868        2,868
Rounding                               --          --          --            (1)        --             (1)
                                  ---------   ---------   ---------   ---------    ---------    ---------
Balance, December 28, 1996           34,188         342     315,316      60,715       (1,564)     374,809

Common shares issued                    652           6       6,879        --           --          6,885
Tax benefit of option exercises        --          --           263        --           --            263
Net income                             --          --          --           708         --            708
Foreign currency translation
   adjustment                          --          --          --          --         (3,070)      (3,070)
                                  ---------   ---------   ---------   ---------    ---------    ---------
Balance, March 29, 1997
   (unaudited)                       34,840   $     348   $ 322,458   $  61,423    $  (4,634)   $ 379,595
                                  =========   =========   =========   =========    =========    =========

------------------------------------
The accompanying notes to consolidated financial statements are an integral part of these statements

                 SEQUENT COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                          Fiscal Year Ended               Three Months Ended
                                                 -----------------------------------    ----------------------
                                                  Dec. 31,     Dec. 30,      Dec.28,    Mar. 30,     Mar. 29,
                                                    1994        1995          1996        1996         1997
                                                    ----        ----          ----        ----         ----
                                                                                            (unaudited)
Cash flow from operating activities:
   Net income                                    $  33,134    $  35,073    $   7,771    $     598    $     708
   Reconciliation of net income to net
      cash and cash equivalents provided by
      operating activities-
   Depreciation and amortization                    44,600       52,094       65,534       14,641       19,515
   Changes in assets and liabilities-
      Receivables, net                             (18,010)     (44,751)     (31,430)      33,891       24,036
      Inventories                                   (2,833)     (12,155)     (13,638)     (15,159)     (10,316)
      Prepaid royalties and other                     (403)        (652)     (17,113)      (4,104)      (4,161)
      Accounts payable and other                   (17,072)      13,351       28,024       (5,419)     (13,544)
      Accrued payroll                                  891          (71)      13,130        2,193       (7,592)
      Unearned revenue                               2,593       11,750        9,321        3,660        4,236
      Income taxes payable                           2,835        1,131       (1,964)        (113)        (195)
      Other accrued expenses                           314           58        4,513          412          204
                                                 ---------    ---------    ---------    ---------    ---------
  Net cash provided by operating activities         46,049       55,828       64,148       30,600       12,891
                                                 ---------    ---------    ---------    ---------    ---------

Cash flow from investing activities:
  Restricted deposits                              (27,158)      19,795       (5,013)       1,957       12,777
  Investments                                        5,000         --           --           --           --
  Purchases of property and equipment, net         (40,256)     (38,923)     (80,617)     (17,220)     (19,237)
  Capitalized software costs                       (19,116)     (23,444)     (34,170)      (7,531)      (8,388)
  Foreign currency translation adjustment            2,326        2,861        2,868       (1,194)      (3,070)
  Other assets, net                                    399       (4,262)     (15,600)        --           --
                                                 ---------    ---------    ---------    ---------    ---------
     Net cash used for investing activities        (78,805)     (43,973)    (132,532)     (23,988)     (17,918)
                                                 ---------    ---------    ---------    ---------    ---------

Cash flow from financing activities:
  Notes payable, net                                27,158      (18,291)      18,779       (3,182)      (3,727)
  Proceeds (payments) under capital lease
     obligations                                    (3,293)        (719)      14,662          244         (443)
  Long-term debt (payments) proceeds, net              (51)        (256)        --           --             11
  Stock issuance proceeds, net                      12,247       23,059       10,983        2,470        7,148
                                                 ---------    ---------    ---------    ---------    ---------
     Net cash provided by financing activities      36,061        3,793       44,424         (468)       2,989
                                                 ---------    ---------    ---------    ---------    ---------

Net increase (decrease) in cash and cash
  equivalents                                        3,305       15,648      (23,960)       6,144       (2,038)
Cash and cash equivalents at beginning of
  period                                            42,986       46,291       61,939       61,939       37,979
                                                 ---------    ---------    ---------    ---------    ---------
Cash and cash equivalents at end of period       $  46,291    $  61,939    $  37,979    $  68,083    $  35,941
                                                 =========    =========    =========    =========    =========

-------------------------------------------------
The accompanying notes to consolidated financial statements are an integral part of these statements

                 SEQUENT COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Sequent Computer Systems, Inc. and subsidiaries ("Sequent" or the "Company") was incorporated in January 1983. Sequent is a provider of scalable data-center-ready open systems solutions for large organizations spanning diverse industries. Sequent designs, manufactures and markets high-performance symmetric multiprocessing ("SMP") and cache coherent non-uniform memory access ("CC-NUMA") computer systems and operating environment software. The Company's systems are widely used for large-scale on-line transaction processing ("OLTP"), applications in decision support systems ("DSS") and data warehouses, for custom applications built upon relational database management systems ("RDBMS"), and as the central server in client- server architectures. Sequent's project-oriented offerings include a complete portfolio of customer, professional and education services to solve complex information technology ("IT") problems. The Company has an established set of partnerships with other software, hardware and services providers to deliver complete solutions to its customers.

     Principles of Consolidation. The Company's fiscal year is based on a 52-53 week year ending the Saturday closest to December 31. The consolidated financial statements of the Company include accounts of Sequent Computer Systems, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and profits have been eliminated.

     The financial statements and transactions of the Company's foreign subsidiaries are maintained in their functional currencies and translated into U.S. dollars for purposes of consolidation. Translation adjustments are accumulated as a separate component of shareholders' equity. Gains and losses resulting from transactions denominated in a currency other than an entity's functional currency are included in other income (expense) in the consolidated statements of operations. During 1994 the Company realized a net pretax gain of $1.1 million as a result of positive impact of changes in exchange rates, primarily in the United Kingdom. Net losses aggregating $0.3 million and $0.8 million, for 1995 and 1996 respectively, were realized from such transactions.

     Revenue Recognition and Receivables. Revenue from product sales is generally recognized upon shipment; however, depending upon contract terms, revenue recognition may be deferred until customer acceptance or clarification of funding. Revenue is recognized as earned on the straight-line basis over the term of customer service/maintenance contracts, and on either the percentage-of-completion or milestone achievement basis for professional service contracts.

     Receivables are shown net of allowance for doubtful accounts of $2.8 million at both December 30, 1995 and December 28, 1996.

     The Company has an agreement with a group of banks to sell, without recourse, undivided ownership interests in a revolving pool consisting of substantially all of the Company's domestic accounts receivable for a maximum of $20 million. The agreement expires May 29, 1998. At December 30, 1995 and December 28, 1996, accounts receivable in the accompanying consolidated balance sheets is net of $14 million and $20 million, respectively, received by the Company under this agreement.

     The Company had no single customer that represented greater than 10% of total revenue in 1994, 1995 and 1996.

     Inventories. Inventories are stated at the lower of cost or market. Costs are determined using the first-in, first-out (FIFO) method and include material, labor and manufacturing overhead.

     Prepaid Licenses and Royalties. The Company has entered into agreements with various vendors which provide for prepayment of future licenses and royalties based on sales of certain software. Prepaid licenses and royalties were $3.6 million at December 30, 1995 and $28.4 million at December 28, 1996 and are stated at the lower of cost or net realizable value. Approximately $1.2 million and $16.1 million were included in prepaid royalties and other current assets at December 30, 1995 and December 28, 1996, respectively. Such prepaid amounts are realized by receipt of reverse royalties from the vendors based upon software sales by the vendor, and/or by charging cost of products sold for certain software sales by the Company.

     Property and Equipment. Property and equipment are stated at cost and depreciated over their estimated useful lives, ranging from three to five years, on the straight-line method. Leasehold improvements and equipment held under capital leases are amortized on the straight-line basis over the shorter of the asset life or lease term. Maintenance and repairs are expensed as incurred.

     Research and Development. Software development costs for certain projects are capitalized from the time technological feasibility is established to the time the resulting software product is first shipped. Capitalized software costs are stated at the lower of cost or net realizable value and are shown net of accumulated amortization of $58.3 million at December 30, 1995 and $38.4 million at December 28, 1996. Amortization, generally based on a three-year straight-line basis, was $12.8 million in 1994, $16.6 million in 1995 and $20 million in 1996. All other research and development costs are expensed as incurred.

     Income Taxes. The Company's general practice is to reinvest the earnings of its foreign subsidiaries in those operations, unless it would be advantageous to the Company to repatriate the foreign subsidiaries' retained earnings.

     Per Share Information. Primary earnings per share is computed based on the weighted average number of common and dilutive common equivalent shares outstanding. Outstanding stock options, net of assumed buy- back, are common stock equivalents. The computation of fully dilutive earnings per share also assumes conversion of the remaining 7.5% Convertible Subordinated Debentures issued April 1992 when it would be dilutive. A fully diluted earnings per share amount is not shown as the effect of the debentures would be antidilutive.

     Consolidated Statement of Cash Flows. The Company considers short-term investments which are highly liquid, readily convertible into cash and have original maturities of less than three months to be cash equivalents for purposes of the statement of cash flows.

     Total cash expenditures for income taxes were $2.3 million, $5.3 million and $5.9 million during 1994, 1995 and 1996, respectively. Interest paid does not differ materially from interest expense.

     Non-cash investing and financing activities include the following: 1995 - $1 million of Convertible Debentures were converted into 63,000 shares of common stock; 1996 - 300,000 stock warrants, valued at $1.2 million using the Black-Scholes pricing model, were issued in exchange for other non-current assets.

     Management Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Reclassifications. Certain prior year amounts have been reclassified to conform to fiscal 1996 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

     New Accounting Pronouncements. In March 1995, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 121 (FAS 121), Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to Be Disposed Of. FAS 121 requires that long-lived assets and certain identifiable intangible assets held and used by a company be reviewed for impairment whenever events or changes in circumstances indicate that expected future cash flows (undiscounted and without interest charges) may not be sufficient to support the recorded assets. If undiscounted cash flows are not sufficient to support the recorded assets, an impairment is recognized to reduce the carrying value of the assets based on the expected discounted cash flows. The Company adopted the statement in 1996; however, the adoption did not have a material impact on the Company's financial statements.

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 allows companies to choose whether to account for stock-based compensation on a fair value method or to continue to account for stock-based compensation under the current intrinsic value method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company adopted SFAS 123 during 1996, and has elected to continue to follow the provisions of APB Opinion No.
25. (Note 8)

2.   INVENTORIES

          (In thousands)
                                                              (unaudited)
                        December 30,       December 28,         Mar. 29,
                            1995                1996              1997
                        ------------       ------------         --------

Raw materials             $    9,385          $  14,205         $ 16,417
Work-in-progress               1,736              2,166            5,045
Finished goods                49,732             58,120           63,345
                          ----------          ---------         --------

                           $  60,853          $  74,491         $ 84,807
                          ==========          =========         ========

     Finished goods inventory includes evaluation systems aggregating $15.7 million and $30.8 million as of December 30, 1995 and December 28, 1996, respectively. Such systems are located at potential customer sites for demonstration.

3.   PROPERTY AND EQUIPMENT

          (In thousands)
                                                                   (unaudited)
                             December 30,       December 28,         Mar. 29,
                                 1995                1996              1997
                             ------------       ------------         --------

Land                           $    5,037          $   5,037        $  5,037
Operational equipment             134,897            174,662         188,488
Furniture and office equipment     67,010             89,951          94,207
Leasehold improvements             15,974             22,584          23,271
                               ----------          ---------        --------
                                  222,918            292,234         311,003

Less accumulated depreciation
   and amortization              (124,753)          (158,396)       (171,022)
                               ----------          ---------        --------
                               $   98,165          $ 133,838        $139,981
                               ==========          =========        ========

     Depreciation and amortization charged to expense totaled $31.8 million in 1994, $35.0 million in 1995 and $44.9 million in 1996.

4.   NOTES PAYABLE

     The Company has an unsecured line of credit agreement with a group of banks which provides short-term borrowings up to $80 million (increased in the second quarter of 1997 from $70 million). The line of credit agreement contains financial covenants, including covenants relating to net worth, ratio of liabilities to net worth and limitations on net operating losses, and prohibits the Company from paying dividends without the group of banks' consent. The line of credit agreement extends through May 29, 1998. At December 30, 1995, there were no borrowings outstanding under the line of credit. At December 28, 1996, $12.2 million was outstanding under this line of credit agreement, and at March 29, 1997, $20.5 million was outstanding. The interest rate on this borrowing at December 28, 1996 was 8.25%.

     The Company has a short-term borrowing agreement with a foreign bank as a hedge to cover certain foreign currency exposures. Borrowings under the agreement are denominated in various foreign currencies. Proceeds from the borrowings are converted into U.S. dollars and placed in a term deposit account with the foreign bank. The deposits, which are classified as restricted deposits in the accompanying consolidated balance sheets, are pledged to the foreign bank so long as borrowings under the agreement are outstanding. During July 1996, the Company re-negotiated the agreement and extended it through July 1997. The foreign bank, without cause, can terminate the agreement at any time. At December 28, 1996, maximum borrowings allowed under the agreement were $57.2 million. Amounts outstanding were $39.6 million and $44.7 million at December 30, 1995 and December 28, 1996, respectively. The maximum borrowing limit is denominated in specified foreign currencies and fluctuates with the change in foreign exchange rates. The average interest rate on these borrowings at December 28, 1996 was 4.8%.

     In addition to the above borrowing agreements, the Company has entered into certain other miscellaneous borrowing arrangements with a foreign bank. Amounts outstanding were $1.5 million and $0.9 million at December 30, 1995 and December 28, 1996, respectively. The interest rate on these borrowings was 1.5% at December 28, 1996.

     During 1996 a U.S. subsidiary of the Company entered into a financing arrangement with third parties for $2.2 million, of which $1 million is with a related party. The financing consists of short-term convertible notes with an interest rate of 10% due February 23, 1997. At the option of the holders, the notes may be converted into capital stock of the subsidiary. The notes were converted into Common Stock of the subsidiary on June 1, 1997.

5.   OBLIGATIONS UNDER CAPITAL LEASES AND LONG-TERM DEBT

     In April 1992, the Company issued $20 million of 7.5% Convertible Subordinated Debentures ("Convertible Debentures" or "Debentures") due March 31, 2000. In conjunction with the Company's equity offering in 1993, $9.9 million of the Debentures were converted into 626,000 shares of common stock and are no longer classified as long-term debt. The Convertible Debentures are convertible into the Company's common stock at the option of the holders at an initial conversion price of $15.81 per share. Under this provision, in August 1995, an additional $1.0 million of the debentures were converted into 63,000 shares of common stock, further reducing long-term debt. Beginning on June 30, 1997, the Company is required to make quarterly principal payments of $1.7 million, unless waived by the noteholder, through 1998 to retire the outstanding Debentures. All noteholders have waived this requirement. The balance outstanding on the Debentures was $9.1 million at December 30, 1995, December 28, 1996 and March 29, 1997. At December 28, 1996, $5.0 million is classified as current obligations. The Convertible Debentures are callable at the option of the Company after five years. The Debentures contain certain financial covenants, including restrictions on additional debt, minimum net worth levels and a prohibition on the payment of dividends.

     Sequent leases certain equipment under five-year capital leases. These lease terms require maintenance of certain financial ratios and generally include a fair market value purchase option at the end of the lease. The cost of equipment under capital leases was $0.4 million and $0.3 million at the end of 1995 and 1996, respectively. Accumulated amortization was $0.3 million and $0.1 million, respectively. These leased assets are pledged as security for capital lease obligations.

     In addition to the above capital leases, the Company entered into a sales-leaseback transaction in September 1996 under which certain operating equipment with a net book value of $12.2 million was sold for $15.3 million and then leased back under a capital lease. The related lease terms stipulate monthly payments ranging from $274,000 to $341,000 over the five-year lease term beginning September 1996 at an annual interest rate of 7.4%. The resulting gain of $3.1 million has been recorded under "Other Accrued Expenses" and is being amortized in proportion to the related equipment depreciation over three years. The terms of the lease include an asset buy-back provision at the end of the lease for the then fair market value of the assets at the Company's option. Future minimum lease payments are as follows (in thousands):

                  1997                                    $   3,285
                  1998                                        3,285
                  1999                                        3,960
                  2000                                        4,095
                  2001                                        2,730
                                                           --------
Total minimum lease payments                                 17,355

Less amount representing interest                            (2,849)
                                                           --------

Present value of minimum lease payments                   $  14,506
                                                           ========


6.   OPERATING LEASE COMMITMENTS

     Sequent is committed under operating leases for office space and manufacturing facilities. Future minimum lease payments are as follows:

          (In thousands)

                         1997                                    $ 19,052
                         1998                                      16,468
                         1999                                      13,051
                         2000                                      10,558
                         2001 and thereafter                       22,390
                                                                  -------
                                                                 $ 81,519

     Rent expense for operating leases was $15.1 million, $14.9 million and $17.4 million in 1994, 1995, and 1996, respectively.

7.   INCOME TAXES

     Pre-tax income from continuing operations for the last three fiscal years was taxed under the following jurisdictions:

          (In thousands)

                                    Fiscal         Fiscal        Fiscal
                                     1994           1995          1996
                                     ----           ----          ----

          Domestic                 $ 27,332        $29,556     $   5,593
          Foreign                    11,468         17,771         5,083
                                   --------        -------     ---------
                   Total           $ 38,800        $47,327     $  10,676
                                   ========        =======     =========

The provision (benefit) for income taxes was as follows:

                                    Fiscal         Fiscal        Fiscal
                                     1994           1995          1996
                                     ----           ----          ----

          Current:
               Federal            $    1,420      $  5,890     $     789
               Foreign                 3,769         5,435         3,109
               State                      96           355           164
                                  ----------      --------     ---------
                                       5,285        11,680         4,062
                                  ----------      --------     ---------

          Deferred:
               Federal                    --            --          (900)
               Foreign                   381           574          (257)
                                  ----------      --------     ---------
                                         381           574        (1,157)
                                  ----------      --------     ---------

          Total provision         $    5,666      $ 12,254      $  2,905
                                  ==========      ========      ========

     Deferred tax liabilities (assets) are comprised of the following components:

                  (In thousands)

                                             Dec. 30, 1995    Dec. 28,1996
                                             -------------    ------------

Research and development                      $  17,534         $  22,998
Other                                             2,929             1,567
                                              ---------         ---------
Gross deferred tax liabilities                   20,463            24,565
                                              ---------         ---------

Net operating loss carryforwards:
         Domestic                               (21,677)          (24,985)
         Foreign                                 (8,733)           (7,965)
Credit carryforwards                            (10,720)          (12,741)
Expenses not currently deductible                (7,586)           (7,971)
Depreciation                                       (798)           (1,596)
Revenue currently taxable                          (945)           (1,399)
Inventory basis differences                      (1,337)             (556)
Restructuring costs                                (188)              (71)
                                              ---------         ---------
Gross deferred tax assets                       (51,984)          (57,284)
                                              ---------         ---------
Deferred tax asset valuation allowance           31,542            31,583
                                              ---------         ---------
Net deferred tax liability (asset)            $      21         $  (1,136)
                                              =========         =========

The provision for income taxes differs from the amount of income taxes determined by applying the U.S. statutory federal tax rate to pre-tax income due to the following:


                                                Fiscal      Fiscal    Fiscal
                                                  1994        1995      1996

Statutory federal tax rate                        35.0%       35.0%     35.0%
State taxes, net of federal benefit                4.2         4.2       4.2
Tax benefit from Foreign Sales Corporation        (3.9)       (1.6)     (6.8)
Tax provision on foreign earnings                 (0.1)       (2.1)     (0.9)
Realized benefit from net operating losses       (20.9)       (9.6)     (1.3)
Other, net                                         0.3          --      (3.0)
                                                 -----      ------    ------
                                                  14.6%       25.9%     27.2%
                                                 =====       =====     =====

     The deferred tax asset valuation allowance in fiscal years 1994-1996 is attributed to U.S. federal, state, and foreign deferred tax assets. Management believes sufficient uncertainty exists with regard to the realizability of such assets that a valuation allowance of $31.6 million has been provided at December 28, 1996. When and if these reserved deferred tax assets are ultimately realized, $15.5 million will reduce the Company's federal and state tax provision and $16.1 million will be credited to paid-in capital (related to stock option deductions).

     In accordance with FAS 109, the valuation allowance is allocated pro-rata to federal, state, and foreign current and non-current deferred tax assets. The net deferred tax liability at December 30, 1995 and the net deferred tax asset at December 28, 1996 reflect foreign liabilities offset by U.S. assets.

     The Company has accumulated unused research and development credits of $5.0 million for income tax purposes. These credits expire from 1998-2011. The Company also has Alternative Minimum Tax Credits (AMT) which may be carried forward indefinitely and certain state tax credits which expire from 1997-2001.

     The Company may realize tax benefits as a result of the exercise of certain employee stock options. For financial reporting purposes, any reduction in income tax obligations as a result of these tax benefits is credited to paid-in capital. During 1995 and 1996, $4.7 million and $175,000 of benefits were credited to paid-in capital, respectively, with a related reduction in current taxes payable. No benefits were recognized in 1994.

     An income tax provision has not been recorded for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries as the undistributed earnings have been and will continue to be reinvested in operations outside the United States.

8.   SHAREHOLDERS' EQUITY

     Common Stock. In 1995, $1.0 million of convertible debentures were converted into 63,000 shares of common stock (Note 5).

     Stock Compensation Plans. At December 28, 1996, the Company had the following stock-based compensation plans:

Stock Option Plans

     At December 28, 1996 the Company had options outstanding to employees and non-employees under the following Stock Option Plans: 1984 Employee Stock Option Plan and 1984 Nonstatutory Stock Option Plan (the "1984 Plans"), the 1987 Employee Stock Option Plan and 1987 Nonstatutory Stock Option Plan (the "1987 Plans"), the 1989 Stock Incentive Plan (the "1989 Plan"), the 1995 Stock Incentive Plan and the 1996 Stock Option Plan. Options granted after May 18, 1995 were made under the 1995 Stock Incentive Plan and the 1996 Stock Option Plan. As of December 28, 1996, the Company has reserved a total of 12,365,000 shares of common stock for issuance under these Plans, of which 6,909,440 options were outstanding at December 28, 1996. Employee and non-employee options vest over varying time periods, generally ranging from one to four years, as long as, in the case of employees, the optionee remains employed by Sequent. Option prices generally have been at 85% or greater of the fair market value of the common stock on the date of grant. Options generally expire ten years from the date of the grant.

Employee Stock Purchase Plan

     In September 1987, Sequent established an Employee Stock Purchase Plan. Under the plan, Sequent is authorized to grant rights to purchase up to 5,550,000 shares of common stock in a series of eighteen-month offerings. At December 28, 1996, there were 1,674,002 shares available for future purchase. Substantially all employees are eligible to receive rights under the plan. The purchase price is the lesser of 85% of the fair market value of the common stock on the date of commencement of the offering or on the date of purchase. During 1994, 1995 and 1996, Sequent issued 467,479, 576,423 and 682,864 shares under the plan, respectively.

Statement of Financial Accounting Standards No. 123

     During 1995, the Financial Accounting Standards Board issued SFAS 123, "Accounting for Stock Based Compensation," which defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost related to stock options issued to employees under these plans using the method of accounting prescribed by the Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting defined in this Statement has been applied.

     The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB 25 and related
Interpretations. Accordingly, no compensation cost has been recognized in the consolidated statements of operations for its stock-based compensation plans other than for performance-based awards.

     Had compensation cost for the other stock-based compensation plans been determined based on the fair value at the grant dates for awards under these plans consistent with the method of FASB Statement 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

          (In thousands, except per share data)


                                                  Fiscal         Fiscal
                                                   1995           1996
                                                   ----           ----

Net income (loss)          As reported          $ 35,073        $ 7,771
                           Pro forma              30,959           (709)

Primary earnings (loss) per share
                           As reported          $   1.04        $  0.23
                           Pro forma                0.91          (0.02)


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1995 and 1996:


                                                  Fiscal         Fiscal
                                                   1995           1996
                                                   ----           ----

Risk-free interest rate                             6.33%          6.05%
Expected dividend yield                               --             --
Expected lives                                   4 years        3 years
Expected volatility                                   55%            50%


The fair value of the employees' purchase rights was estimated using the Black-Scholes model with the following assumptions for 1995 and 1996:


                                                  Fiscal         Fiscal
                                                   1995           1996
                                                   ----           ----

Risk-free interest rate                             5.23%          5.58%
Expected dividend yield                               --             --
Expected lives                                    1 year         1 year
Expected volatility                                   55%            50%


The weighted-average per share fair value of those purchase rights granted in 1995 and 1996 was $15.51 and $13.15, respectively.

     A summary of the status of the Company's stock option plans as of December 30, 1995 and December 28, 1996, and changes during the years ending on those dates is presented below:


                                                        (In thousands, except per share data)
                                                 Fiscal                                   Fiscal
                                                  1995                                     1996
                                      -----------------------------------    ----------------------------------
                                                         Weighted-Average                      Weighted-Average
                                         Shares            per share            Shares           per share
                                      under option       Exercise Price      under option      Exercise Price
                                      ------------       --------------      ------------      ----------------

Outstanding at beginning of year        4,432              $   11.63           5,068             $   14.26
Granted:
  Price equal to Fair Value             1,716                  18.21           3,353                 12.60
  Price less than Fair Value              612                  14.90           1,196                 11.12
Exercised                              (1,056)                  9.68            (196)                 8.53
Forfeited                                (636)                 14.78          (2,512)                16.55
                                        -----                                  -----
Outstanding at end of year              5,068                  14.26           6,909                 12.27
                                        =====                                  =====
Options exercisable at year-end         1,276                                  1,446
                                        =====                                  =====
Weighted-average per share fair value
of options granted during the year      $8.46                                  $3.69
                                        =====                                  =====

The following table summarizes information about stock options outstanding at December 28, 1996:


                                    Options Outstanding                                               Options Exercisable
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Weighted-
                              Number          Weighted-Average          Weighted-Average            Number           Average
        Range of           Outstanding           Remaining                  per share             Exercisable       per share
    Exercise Prices        at 12/28/96        Contractual Life           Exercise Price           at 12/28/96     Exercise Price
----------------------------------------------------------------------------------------------------------------------------------

     $0.00 - $10.50        1,573,560              7.0 years                $ 9.55                  553,826            $ 8.61
    $10.63 - $11.88        1,700,109              8.1                       11.38                  264,476             11.59
    $11.90 - $13.88        1,435,227              7.7                       12.86                  272,295             13.28
    $13.92 - $14.00        1,502,886              8.0                       14.00                       --               --
    $14.03 - $22.31          697,658              7.3                       15.62                  355,511             15.77
                          ----------                                                             ---------

     $0.00 - $22.31        6,909,440              7.7                       12.27                1,446,108             11.79
                           =========                                                             =========



9.   GEOGRAPHIC SEGMENT INFORMATION

     Information about the Company's foreign operations and export sales is provided in the table below. Foreign revenue is that which is produced by identifiable assets located in foreign countries while export revenue is that which is generated by identifiable assets located in the United States.

          (In thousands)

                                               Fiscal         Fiscal         Fiscal
                                                1994           1995           1996
                                             ---------      ---------      ---------
Revenue:
     United States                           $ 233,246      $ 244,029      $ 270,571
     Foreign:
          Europe                               177,320        242,133        262,396
          Other                                 24,624         32,784         41,443
     Export:
          Other                                 15,633         21,399         20,952
                                             ---------      ---------      ---------
                                             $ 450,823      $ 540,345      $ 595,362
                                             =========      =========      =========
Operating income (loss):
     United States                           $  27,773      $  27,184      $   5,825
     Foreign:
          Europe                                 9,444         18,290          7,424
          Other                                  2,260          3,045           (374)
                                             ---------      ---------      ---------
                                             $  39,477      $  48,519      $  12,875
                                             =========      =========      =========
Identifiable assets:
     United States                           $ 321,857      $ 367,196      $ 448,527
     Foreign:
          Europe                               105,232        123,614        148,727
          Other                                  8,888         13,113         14,755
                                             ---------      ---------      ---------
                                             $ 435,977      $ 503,923      $ 612,009
                                             =========      =========      =========

     Intercompany sales between geographic areas, primarily from the United States to Europe, were $111.1 million during 1994, $131.0 million during 1995 and $155.7 million during 1996.

10.  FOREIGN CURRENCY EXPOSURE

     A substantial portion of the Company's business is conducted overseas through its foreign subsidiaries, primarily in Europe. This exposes the Company to risks associated with foreign currency rate fluctuations which can impact the Company's revenue and net income. To mitigate this risk the Company enters into foreign currency transactions with foreign and domestic banks on a continuing basis in amounts and timing consistent with the underlying currency exposure so that gains and losses on these transactions offset gains and losses on the underlying exposure. The Company does not engage in any speculative trading activity. See related discussion in Note 4.

     In addition to the arrangements described in Note 4, at December 28, 1996, the Company also has a forward exchange contract denominated in Japanese yen with a contract amount of approximately $2.8 million. This forward contract is used to hedge certain intercompany payables. The Company has also purchased off-setting currency options and calls used to hedge certain anticipated but not yet firmly committed transactions expected to be recognized within one year. Gains and losses on such contracts have not been significant to date.

11.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments.

     Cash and cash equivalents, restricted deposits, receivables, notes payable, accounts payable and other and current obligations under capital leases and debt are reflected in the consolidated financial statements at fair value because of the short-term maturity of these instruments.

     The fair value of long-term obligations under capital leases was estimated by discounting the future cash flows using market interest rates and does not differ significantly from the amount reflected in the consolidated financial statements.

     Due to the private nature of the Company's convertible debentures and the subjectivity of assessing the impact of the Company's future common stock price, the fair value of long-term debt is judged to be materially the same as that reflected in the financial statements.

     Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

12.  COMMITMENTS AND CONTINGENCIES

     Lawsuits arise during the normal course of business. In the opinion of management, none of the pending lawsuits will result in a significant impact on the consolidated results of operations or financial position.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimated except the SEC registration fee and the NASD filing fee.

SEC Registration Fee.............................    $  39,107
NASD Filing Fee..................................       20,000
Printing and Engraving...........................       60,000
Legal Fees and Expenses..........................      150,000
Accounting Fees and Expenses.....................       60,000
Transfer Agent and Registrar.....................        2,000
Blue Sky Fees and Expenses.......................        3,000
Miscellaneous....................................       15,893
                                                     ---------

         Total...................................    $ 350,000
                                                     =========

Item 15.  Indemnification of Directors and Officers.

     Article X of the Company's Articles of Incorporation provides for indemnification of directors to the fullest extent not prohibited by the Oregon Business Corporation Act (the "Act"). The Bylaws also contain indemnification provisions. The effects of the Articles, Bylaws and the Act (the
"Indemnification Provisions") are summarized as follows:

          (a) The Indemnification Provisions grant a right of indemnification in respect of any action, suit or proceeding (other than an action by or in the right of the Company) against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred, if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, was not adjudged liable on the basis of receipt of an improper personal benefit and, with respect to any criminal action or proceeding, had not reasonable cause to believe the conduct was unlawful. The termination of an action, suit, or proceeding by judgment, order, settlement, conviction, or plea of nolo contendere does not, of itself, create a presumption that the person did not meet the required standards of conduct.

          (b) The Indemnification Provisions grant a right of indemnification in respect of any action or suit by or in the right of the Company against the expenses (including attorneys' fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, except that no right of indemnification will be granted if the person is adjudged to be liable to the Company.

          (c) Every person who has been wholly successful on the merits of a controversy described in (a) or (b) above is entitled to indemnification as a matter of right.

          (d) Because the limits of permissible indemnification under Oregon law are not clearly defined, the Indemnification Provisions may provide indemnification broader than that described in (a) and (b).

     Section 10.6 of the Company's Bylaws provides that the Company will advance to a director the expenses incurred in defending any action, suit or proceeding in advance of its final disposition if the director or officer affirms in good faith that he or she has met the standard of conduct to be entitled to indemnification as described in (a) or (b) above and undertakes to repay any amount advanced if it is determined that the person did not meet the required standard of conduct.

     The Company's Articles and Bylaws provide that the Company may, in the discretion of the Board of Directors, indemnify and advance expenses to officers and employees to the same extent that directors are entitled to indemnification and advancement of expenses.

     The rights of indemnification described above are not exclusive of any other rights of indemnification to which the person indemnified may be entitled under any bylaw, agreement, vote of shareholders or directors, or otherwise.

     The U.S. and International Underwriting Agreements provide for indemnification by the Underwriters of officers and directors of the Company under certain circumstances.

Item 16.  Exhibits.

Exhibit
Number              Description
-------             -----------

1                   Form of Underwriting Agreement.

4A                  Articles of Incorporation, as amended, of the Company.
                    (Incorporated by reference to Exhibit 4A to the Company's Registration Statement on Form S-8 (File No. 33-63972).)

4B                  Bylaws, as amended, of the Company.

5                   Opinion of Counsel

12                  Statement Regarding Computation of Earnings per Share.
                    (Incorporated by reference to Exhibit 11 to the Quarterly Report on Form 10-Q for the Quarter ended March 29, 1997 (File No. 0-15627).)

24A                 Consent of Price Waterhouse LLP (See page II-5).

24B                 Consent of Stoel Rives LLP (See Exhibit 5).

25                  Powers of Attorney.


Item 17.  Undertakings.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act and shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Beaverton, State of Oregon, on the 14th day of July, 1997.

                                   SEQUENT COMPUTER SYSTEMS, INC.


                                   By: ROBERT S. GREGG
                                      -----------------------------------------
                                      (Robert S. Gregg, Sr. Vice President-
                                      Finance and Legal and Chief Financial
                                      Officer)

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below on July 14, 1997, by the following persons in the capacities indicated.

     Signature                               Title
     ---------                               -----

                                             Chairman of the Board, President,
    KARL C. POWELL, JR.                *     Chief Executive Officer and
---------------------------------------      Director (Principal Executive
    (Karl C. Powell, Jr.)                    Officer)


    ROBERT S. GREGG                          Sr. Vice President-Finance and
---------------------------------------      Legal and Chief Financial Officer
    (Robert S. Gregg)                        (Principal Accounting and Financial
                                             Officer)


    STEVE CHEN                         *     Director
---------------------------------------
    (Steve Chen)


    JOHN MCADAM                         *    Director
---------------------------------------
    (John McAdam)


    ROBERT C. MATHIS                   *     Director
---------------------------------------
    (Robert C. Mathis)


    MICHAEL S. SCOTT MORTON            *     Director
---------------------------------------
    (Michael S. Scott Morton)


    RICHARD C. PALERMO                 *     Director
---------------------------------------
    (Richard C. Palermo)


    ROBERT W. WILMOT                   *     Director
---------------------------------------
    (Robert W. Wilmot)


*By      ROBERT S. GREGG
   -------------------------------------
   Robert S. Gregg, Attorney-in-fact

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-3 of our report dated January 23, 1997 relating to the financial statements of Sequent Computer Systems, Inc., which appear in such Prospectus. We also consent to the references to us under the headings "Experts" and "Selected Consolidated Financial Data" in such Prospectus. However, it should be noted that Price Waterhouse LLP has not prepared or certified such "Selected Consolidated Financial Data."




PRICE WATERHOUSE LLP


Portland, Oregon
July 11, 1997